SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2019
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 7, 2019	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

TIM Participações S.A., TIM Participações S.A. and Subsidiary

QUARTERLY INFORMATION
as at March 31, 2019

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A. and
TIM PARTICIPAÇÕES S.A. e SUBSIDIARY

QUARTERLY INFORMATION

March 31, 2019 and December 31, 2018 and 2017

Contents

Report on review of quarterly information

To the Board of Directors and Stockholders
TIM Participações S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of TIM Participações S.A. ("Company"), included in the Quarterly Information Form (ITR) for the quarter ended March 31, 2019, comprising the balance sheet at that date and the statements of income, comprehensive income, changes in shareholders' equity and cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company and consolidated interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC) and International Accounting Standard (IAS) 34, Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Other matters

Statements of value added

We have also reviewed the parent company and consolidated statements of value added for the three-month period ended March 31, 2019. These statements are the responsibility of the Company's management, and are required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which do not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the parent company and consolidated interim accounting information taken as a whole.

Rio de Janeiro, May 7, 2019

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Alexandre Fermino Alvares
Contador CRC 1SP 211793/O-5

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY
BALANCE SHEETS
March 31, 2019 and December 31, 2018
(In thousands of *Reais*)

			Parent Company		Consolidated
	Notes	03/2019	12/2018	03/2019	12/2018
Assets		20,073,684	20,275,453	36,822,242	31,957,889
Current assets		66,026	457,534	6,571,875	5,998,126
Cash and cash equivalents	4	79	167	915,050	1,075,530
Marketable securities	5	21,197	13,378	752,757	784,841
Trade accounts receivable	6	342	444	3,029,490	2,838,808
Inventory	7	-	-	214,628	183,059
Dividends and interest on shareholders' equity receivable		-	362,436	-	-
Indirect taxes, charges and contributions recoverable	8	-	-	281,325	280,254
Direct taxes, charges and contributions recoverable	9	17,387	45,278	273,398	347,505
Prepaid expenses	11	2,493	2,460	899,420	272,060
Derivative financial instruments	36	-	-	47,409	50,769
Financial leases	16	-	-	4,517	22,491
Regulatory credits recoverable	17	-	-	44,230	41,612
Other current assets		24,528	33,371	109,651	101,197
Non-current assets		20,007,658	19,817,919	30,250,367	25,959,763
Long-term receivables		107,220	133,848	3,973,717	4,074,137
Marketable securities		-	-	5,310	5,229
Trade accounts receivable		-	-	104,460	130,308
Indirect taxes, charges and contributions recoverable	8	-	-	903,754	912,511
Direct taxes, charges and contributions recoverable	9	-	-	561,325	558,016
Deferred income and social contribution taxes	10	-	-	803,648	801,971
Judicial deposits	12	105,218	131,270	1,296,828	1,345,113
Prepaid expenses	11	2,002	2,578	72,367	74,381
Derivative financial instruments	36	-	-	32,009	30,639
Financial leases	16	-	-	155,160	185,558
Other non-current assets		-	-	38,856	30,411
Investment	13	19,742,882	19,526,515	-	-
Property, plant and equipment	14	-	-	15,871,284	11,203,622
Intangible assets	15	157,556	157,556	10,405,366	10,682,004

The accompanying notes are an integral part of the quarterly information.

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY

BALANCE SHEETS

March 31, 2019 and December 31, 2018

(In thousands of *Reais*)

		Parent Company		Consolidated	
	Note	**03/2019**	**12/2018**	**03/2019**	**12/2018**
Total liabilities and shareholders' equity		20,073,684	20,275,453	36,822,242	31,957,889
Total liabilities		154,570	480,616	16,903,128	12,163,052
Current liabilities		72,485	441,024	6,515,581	7,075,379
Suppliers	18	3,892	11,770	3,781,912	4,323,374
Borrowing and financing	20	-	-	650,480	698,728
Financial leases	16	-	-	684,699	205,048
Derivative financial instruments	36	-	-	3,856	2,373
Payroll and related charges		3,906	2,344	245,272	211,685
Indirect taxes, charges and contributions payable	21	468	447	434,664	451,169
Direct taxes, charges and contributions payable	22	46	47,285	232,822	332,333
Dividends and interest on shareholders' equity payable	25	55,091	370,105	55,091	370,105
Authorizations payable	19	-	-	66,074	65,464
Deferred revenues	23	-	-	351,886	406,867
Other current liabilities		9,082	9,073	8,825	8,233
Non-current liabilities		82,085	39,592	10,387,547	5,087,673
Borrowing and financing	20	-	-	1,911,949	964,289
Derivative financial instruments	36	-	-	8,544	9,245
Financial leases	16	-	-	6,124,113	1,735,026
Indirect taxes, charges and contributions payable	21	-	-	2,831	2,772
Direct taxes, charges and contributions payable	22	-	-	210,530	209,880
Provision for legal and administrative proceedings	24	52,358	9,837	826,039	849,408
Pension plan and other post-employment benefits		-	-	2,822	2,850
Authorizations payable	19	-	-	358,431	348,336
Deferred revenues	23	-	-	884,463	906,600
Other non-current liabilities		29,727	29,755	57,825	59,267
Shareholders' equity	25	19,919,114	19,794,837	19,919,114	19,794,837
Share capital		9,866,298	9,866,298	9,866,298	9,866,298
Capital reserves		414,977	412,091	414,977	412,091
Profit reserves		9,524,124	9,524,124	9,524,124	9,524,124
Accumulated other comprehensive income		847	847	847	847
Treasury shares		(7,166)	(8,523)	(7,166)	(8,523)
Income for the period		120,034	-	120,034	-

The accompanying notes are an integral part of the quarterly information.

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY

STATEMENTS OF INCOME

Periods ended March 31, 2019 and 2018

(In thousands of *Reais*, except as otherwise stated)

		Parent Company			
	Notes	Q1/19	03/2019	Q1/18	03/2018
Net revenue	27	-	-	-	-
Costs of services provided and goods sold	28	-	-	-	-
Gross income	27	-	-	-	-
Operating income (expenses):					
Selling expenses	28	-	-	-	-
General and administrative expenses	28	(9,094)	(9,094)	(6,769)	(6,769)
Income from equity accounting	13	213,721	213,721	252,349	252,349
Other income (expenses), net	29	(45,972)	(45,972)	(315)	(315)
		158,655	158,655	245,265	245,265
Operating income		158,655	158,655	245,265	245,265
Financial income (expenses):					
Financial income	30	(640)	(640)	538	538
Financial expenses	31	(41,227)	(41,227)	(673)	(673)
		(41,867)	(41,867)	(135)	(135)
Income before income and social contribution taxes		116,788	116,788	245,130	245,130
Income and social contribution taxes	32	3,246	3,246	-	-
Net income for the year		120,034	120,034	245,130	245,130
Earnings per share attributed to the Company's shareholders (in R$ per share)					
Basic earnings per share	33	0.05	0.05	0.10	0.10
Diluted earnings per share	33	0.05	0.05	0.10	0.10

The accompanying notes are an integral part of the quarterly information.

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY

STATEMENTS OF INCOME

Periods ended March 31, 2019 and 2018

(In thousands of *Reais*, unless otherwise indicated)

		Consolidated			
	Notes	**Q1/19**	**03/2019**	**Q1/18**	**03/2018**
Net revenue	27	4,190,826	4,190,826	4,119,853	4,119,853
Cost of services provided and goods sold	28	(1,957,381)	(1,957,381)	(1,897,479)	(1,897,479)
Gross income		2,233,445	2,233,445	2,222,374	2,222,374
Operating income (expenses):					
Selling expenses	28	(1,277,046)	(1,277,046)	(1,214,376)	(1,214,376)
General and administrative expenses	28	(405,348)	(405,348)	(379,435)	(379,435)
Other income (expenses), net	29	(102,396)	(102,396)	(108,774)	(108,774)
		(1,784,790)	(1,784,790)	(1,702,585)	(1,702,585)
Operating income		448,655	448,655	519,789	519,789
Financial income (expenses):					
Financial income	30	62,557	62,557	83,669	83,669
Financial expenses	31	(325,105)	(325,105)	(253,929)	(253,929)
		(262,548)	(262,548)	(170,260)	(170,260)
Income before income and social contribution taxes		186,107	186,107	349,529	349,529
Income and social contribution taxes	32	(66,073)	(66,073)	(104,399)	(104,399)
Net income for the period		120,034	120,034	245,130	245,130
Earnings per share attributable to the Company's shareholders (in R$ per share)					
Basic earnings per share	33	0.05	0.05	0.10	0.10
Diluted earnings per share	33	0.05	0.05	0.10	0.10

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY

STATEMENT OF COMPREHENSIVE INCOME

Periods ended March 31, 2019 and 2018

(In thousands of Reais)

	Q1/19	03/2019	Q1/18	03/2018
Net income for the period	120,034	120,034	245,130	245,130
Other components of comprehensive income				
Item not to be reclassified to income:				
Pension plan and other post-employment benefits	-	-	(588)	(588)
Total comprehensive income for the period	120,034	120,034	244,542	244,542

Items in the comprehensive income statement are stated net of taxes.

The accompanying notes are an integral part of the quarterly information.

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Period ended March 31

(In thousands of *Reais*)

			Profit reserves						
	Share capital	Capital reserve	Legal reserve	Reserve for expansion	Tax benefit reserve	Treasury shares	Accumulated other comprehensive income	Retained earnings	Total
Balances as at January 1, 2019	9,866,298	412,091	838,692	7,267,574	1,417,858	(8,523)	847	-	19,794,837
Total comprehensive income for the period									
Net income for the period								120,034	120.034
Remeasurement of post-employment benefit obligation (Note 13)	-	-	-	-	-	-	-	-	-
Total comprehensive income for the period	-	-	-	-	-	-	-	120,034	120.034
Total contributions from shareholders and distributions to shareholders									
Stock options (Note 25.b)	-	2,886	-	-		-	-	-	2.886
Purchases of treasury shares, net of disposals	-	-	-	-		1,357	-	-	1.357
									-
Total contributions from shareholders and distributions to shareholders	-	2,886	-	-	-	1,357	-	-	4.243
Balances as at March 31, 2019	9,866,298	414,977	838,692	7,267,574	1,417,858	(7,166)	847	120,034	19,919,114

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Periods ended March 31

(In thousands of *Reais*)

			Profit reserves						
	Share capital	Capital reserve	Legal reserve	Reserve for expansion	Tax benefit reserve	Treasury shares	Adjustments from equity evaluation	Retained earnings	Total
Balances as at January 1st, 2018	9,866,298	416,162	718,759	5,894,060	1,271,403	(16,487)	989	-	18,151,184
Impact of initial adoption of new accounting pronouncements (Note 2.f)	-	-	-	(62,119)	-	-	-	-	(62.119)
Balances as at January 1st, 2018, adjusted	9,866,298	416,162	718,759	5,831,941	1,271,403	(16,487)	989	-	18,089,065
Total comprehensive income for the period									
Net income for the period								245,130	245.130
Remeasurement of post-employment benefit obligation (Note 13)	-	-	-	-	-	-	(588)	-	(588)
Total comprehensive income for the period	-	-	-	-	-	-	(588)	245,130	244.542
Total contributions from shareholders and distributions to shareholders									
Stock options (Note 25.b)	-	(273)	-	-		-	-	-	(273)
Purchases of treasury shares, net of disposals	-	-	-	-		4,770	-	-	4.770
Total contributions from shareholders and distributions to shareholders	-	(273)	-	-	-	4,770	-	-	4.497
Balances as at March 31, 2019	9,866,298	415,889	718,759	5,831,941	1,271,403	**(11,717)**	401	**245,130**	**18,338,104**

The accompanying notes are an integral part of the quarterly information.

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY

STATEMENT OF CASH FLOWS

Years ended March 31

(In thousands of *Reais*)

	Note	Parent Company		Consolidated	
		03/2019	03/2018	03/2019	03/2018
Operations					
Income before income and social contribution taxes		116,788	245,130	186,107	349,529
Adjustments to reconcile income with net cash from operations					
Depreciation and amortization		-	-	1,334,210	901,472
Income from equity accounting	13	(213,721)	(252,349)	-	-
Residual value of property, plant and equipment and intangible assets written off		-	-	4,533	4,704
Interest on provision for decommissioning costs		-	-	133	172
Provision for legal and administrative proceedings	24	44,119	297	95,108	103,099
Monetary adjustments to deposits, administrative and legal proceedings		41,516	(96)	42,714	79,130
Interest, monetary and exchange variations of borrowings and other financial adjustments		-	-	21,141	79,418
Lease interest payable	31	-	-	210,001	66,055
Lease interest receivable	30	-	-	(6,422)	(6,465)
Provision for doubtful debts	28	-	-	172,610	115,715
Stock options		553	(730)	3,198	(273)
		(10,745)	(7,748)	2,063.333	1,692,556
Decrease (increase) in operating assets					
Trade accounts receivable		103	(700)	(327,822)	(344,189)
Taxes and contributions recoverable		27,891	165	96,847	168,983
Inventory		-	-	(31,569)	(26,475)
Prepaid expenses		543	537	(634,559)	(596,934)
Dividends and interest on shareholders' equity received		362,436	-	-	-
Judicial deposits		24,962	(3,612)	44,526	11,894
Other assets		8,843	(2,977)	(17,125)	(69,998)
Increase (decrease) in operating liabilities					
Payroll and related charges		1,562	1,332	33,587	49,710
Suppliers		(7,878)	810	(540,745)	221,480
Taxes, charges and contributions		(16,029)	(99)	(158,225)	(104,208)
Authorizations payable		-	-	7,843	(141,235)
Payments for legal and administrative proceedings	24	(42,023)	(302)	(157,432)	(111,792)
Deferred revenues		-	-	(77,118)	(68,515)
Other liabilities		(22)	9	(5,733)	(22,252)
Net cash (used in) from operations		**349,643**	**(12,585)**	**295,808**	**659,025**
Cash from investment activities					
Marketable securities		(7,820)	(17,564)	32,004	(128,828)
Additions to property, plant and equipment and intangible assets		-	-	(650,092)	(612,898)
Receipt of financial leases		-	-	5,802	5,646
Net cash used in investment activities		**(7,820)**	**(17,564)**	**(612,286)**	**(736,080)**

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY

STATEMENT OF CASH FLOWS

Periods ended March 31, 2018 and 2017

(In thousands of *Reais*)

	Note	03/2019	03/2018	03/2019	03/2018
Cash from financing activities					
New borrowing		-	-	1,000,000	-
Repayment of borrowing		-	-	(150.046)	(869,533)
Payment of financial lease		-	-	(352.043)	(58,856)
Derivative financial instruments		-	-	-	(1,532)
Purchases of treasury shares, net of disposals		1,045	4,770	1.045	4,770
Dividends and interest on shareholders' equity paid		(342,958)	(12)	(342.958)	(12)
Net cash (used in) from financing activities		**(341,911)**	**4,758**	**155.998**	**(925,163)**
Increase (decrease) in cash and cash equivalents		**(88)**	**(25,391)**	**(160.480)**	**(1,002,218)**
Cash and cash equivalents at the beginning of the year		**167**	**28,369**	**1.075.530**	**2,960,718**
Cash and cash equivalents at the end of the year		**79**	**2,978**	**915.050**	**1,958,500**

The accompanying notes are an integral part of the quarterly information.

	Consolidated	
	03/2019	**03/2018**
Supplementary information on consolidated cash flows:		
Interest paid	221.558	111.238
Income tax and social contribution paid	45.462	73.350
Non-cash transactions		
Additions to property, plant and equipment and intangible assets, without cash effects	(5.054.003)	(8.936)
Increase in lease liabilities, without cash effects	5.054.003	8.936

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY
STATEMENTS OF VALUE ADDED
Periods ended March 31
(In thousands of Reais)

	Parent Company		Consolidated	
	03/2019	**03/2018**	**03/2019**	**03/2018**
Revenue				
Gross operating revenue	-	-	6,104,071	5,824,357
Losses from doubtful debts	-	-	(172,610)	(115,715)
Discounts granted, refunds and other	-	-	(658,608)	(408,905)
	-	-	5,272,853	5,299,737
Inputs purchased from third parties				
Costs of services provided and goods sold	-	-	(717,716)	(1,030,815)
Materials, energy, third-party services and other	(48,286)	(1,988)	(852,903)	(862,730)
	(48,286)	(1,988)	(1,570,619)	(1,893,545)
Withholding				
Depreciation and amortization	-	-	(1,334,210)	(901,472)
Net value added produced	(48,286)	(1,988)	2,368,024	2,504,720
Value added received by transfer				
Equity income	213,721	252,349	-	-
Financial income	(640)	538	62,557	83,671
	213,081	252,887	62,557	83,671
Total value added for distribution	164,795	250,899	2,430,581	2,588,391
Distribution of value added				
Personnel and charges				
Direct compensation	4,125	4,305	124,733	128,481
Benefits	241	267	47,127	43,583
FGTS (unemployment fund)	111	57	13,749	13,190
Other	1,426	(4)	16,046	9,799
	5,903	4,625	201,655	195,053
Taxes, fees and contributions				
Federal	(2,369)	474	624,393	672,450
State	-	-	961,074	1,009,318
Municipal	-	-	28,690	27,822
	(2,369)	474	1,614,157	1,709,590
Remuneration of third-party capital				
Interest	41,224	665	324,857	253,553
Rents	3	5	168,188	185,065
	41,227	670	493,045	438,618
Other				
Social investment	-	-	1,690	-
	-	-	1,690	-
Remuneration of shareholders' equity				
Dividends and interest on shareholders' equity	-	-	-	-
Retained earnings	120,034	245,130	120,034	245,130
	120,034	245,130	120,034	245,130

The accompanying notes are an integral part of the quarterly information.

2019 First Quarter Results

Highlights

Continued Evolution of the Mobile and Ultra-Broadband Base

- **Postpaid customer base reached 37.4% of the total base,** up by 11.4% YoY;
- **TIM Live's UBB customer base grew 18.3% YoY,** totaling 486k connections;
- **Mobile ARPU maintained a solid advance of 5.3% YoY,** reaching R$ 22.8;
- **TIM Live ARPU posted robust growth of 12.0%,** reaching R$ 79.6.

Infrastructure Development for Better Client Experience

- **Leadership in 4G coverage spanning 3,295 cities** and utilizing multiple frequencies (700 MHz, 1.8 GHz, 2.1 GHz and 2.5 GHz) in order to grow capacity;
- **VoLTE technology available in more than 2,700 cities,** improving voice user experience;
- **Accelerating the expansion of FTTH with 1.3 million homes** covered by fiber optic in 12 cities as of March;
- **Improvement in all metrics of Anatel's latest Satisfaction Survey released in 2019** and growth of NPS (net promoter score) in all segments.

Resilient EBITDA with strong cost control and efficiency offsetting a challenging external environment

- **Client Generated Net Revenues (mobile segment) rose 2.3% YoY;**
- **TIM Live revenues rose 34.9% YoY**, maintaining fast growth;
- **Normalized Costs and Expenses* dropped 0.2% YoY**, demonstrating an efficient approach amid short-term challenges;
- **Normalized EBITDA* maintained solid evolution at 5.3% YoY;**
- **Normalized EBITDA Margin* reached 35.7%,** maintaining YoY pace of expansion (+1.2 p.p.).

	DESCRIPTION	1Q19	1Q18	% YoY	4Q18	% QoQ
Operational	Mobile Customer Base ('000)	55,083	57,894	-4.9%	55,923	-1.5%
	Prepaid	34,504	39,426	-12.5%	35,694	-3.3%
	Postpaid	20,579	18,468	11.4%	20,229	1.7%
	4G Users Base ('000)	35,580	29,546	20.4%	34,488	3.2%
	TIM Live Customer Base ('000)	486	411	18.3%	467	4.0%
Financial (R$ million)	Net Revenues	4,191	4,120	1.7%	4,457	-6.0%
	Services Revenues	4,024	3,986	1.0%	4,221	-4.7%
	Mobile Service	3,795	3,781	0.4%	3,999	-5.1%
	Fixed Service	229	205	11.6%	223	2.9%
	Normalized* Operating Expenses	(2,694)	(2,698)	-0.2%	(2,637)	2.2%
	Normalized* EBITDA	1,497	1,421	5.3%	1,820	-17.8%
	Normalized* EBITDA Margin	35.7%	34.5%	1.2p.p.	40.8%	-5.1p.p.
	Normalized* Net Income	251	245	2.5%	587	-57.2%
	Capex (Ex-licenses aquisition)	650	613	6.0%	1,371	-52.6%

*Operating Costs and EBITDA normalized according to the items in Costs section (+R$ 1.5 million in 1Q19 and +R$ 220,000 in 1Q18). Net Income normalized by adjustments to deferred taxes (+R$ 30.3 million in 1Q19).

FINANCIAL PERFORMANCE (Excluding effects of IFRS 16 and including effects of IFRS 9 and 15)

OPERATING REVENUE

DESCRIPTION	1Q19	1Q18	% YoY	4Q18	% QoQ
R$ million					
Net Revenues	**4,191**	**4,120**	**1.7%**	**4,457**	**-6.0%**
Services Revenues	**4,024**	**3,986**	**1.0%**	**4,221**	**-4.7%**
Mobile Service	**3,795**	**3,781**	**0.4%**	**3,999**	**-5.1%**
Client Generated	3,506	3,426	2.3%	3,649	-3.9%
Interconnection	139	198	-29.9%	189	-26.5%
Others	151	157	-4.1%	161	-6.5%
Fixed Service	**229**	**205**	**11.6%**	**223**	**2.9%**
of which TIM Live	112	83	34.9%	109	3.0%
Product Revenues	**166**	**134**	**24.6%**	**236**	**-29.5%**

In 1Q19, Net Revenues reached R$ 4,191 million, up by 1.7% compared to the first quarter of 2018. For another quarter, we posted growth in all segments: Mobile Service, Fixed Service and Products. **Net Revenues from Services rose 1.0% YoY in 1Q19**, slowing its expansion impacted by a fragile economic recovery and a more intense competition. Net Revenues from Products expanded 24.6% YoY in 1Q19.

In 1Q19, Total Gross Revenue increased 4.8% YoY, exceeding Net Revenues growth. This dynamic is explained by increased discounts for customers. That is one of the pillars of the client base retention strategy.

Gross Revs. ex- Discount vs. Total Gross vs. Net



9.5%
7.6%
6.8%
4.6%
5.6%
4.9%
4.8%
3.9%
5.6%
4.3%
4.7%
1.7%
3.2%
2.8%
0.6%
1Q18
2Q18
3Q18
4Q18
1Q19
Gross Revenues Ex-Discounts
Gross Revenues
Net Revenues

Mobile Segment Details (net of taxes and deductions):

Mobile Service Revenues (MSR) reached R$ 3,795 million in 1Q19, growth of 0.4% compared to the same quarter of the previous year. The slower expansion in this line reflected the sharper drop in Interconnection revenues, coupled with a slight decline in Other Revenues and slower growth in Client Generated Revenues (CGR).

CGR (Revenues from Voice, Data & Content) advanced 2.3% YoY in 1Q19 influenced by:

- On the positive side, (i) good dynamic in intra-segment migrations (Controle – Pure postpaid +18.4% YoY), (ii) good performance in the acquisition of new postpaid lines (+45.3% YoY) and (iii) by the increased spending of prepaid customers (+3.4% YoY) after the launch of the TIM Pré TOP offer.

- On the negative side, (i) scenario of slow economic recovery, reflected in reduced expectations for GDP[1] growth and decreased consumer confidence[2] and (ii) fiercer competition mainly in the prepaid segment. The combination of these factors has affected the prepaid customer base dynamics recharge volume, which together with a stricter credit approach has reduced the migration pace from prepaid to postpaid.



MTR Exposure on Revenues
(% over Net Service Revenues)
4.0%
2.8%
1Q18
1Q19

Interconnection Revenues (ITX) saw a faster downward trajectory and in 1Q19 posted a 29.9% YoY reduction, reflecting the impact of the VU-M tariff (Mobile Termination Rate) cut by approximately 50% (from ~R$ 0,04 to ~R$ 0,02) and a lower incoming traffic growth. In a pro-forma analysis, excluding the effects of IFRS 15 and 9, this would be the sharpest decline for ITX revenues in the past 11 quarters. **The incidence of VU-M on Net Service Revenues reached 2.8% in the quarter.**

Other Revenues fell 4.1% YoY in 1Q19 due to lower revenues from infrastructure rental. This line follows the dynamics of network sharing and swap contracts, which represent more than 50% of this revenue line with corresponding costs in the Network and Interconnection line.

Mobile ARPU (Average Monthly Revenue per User) in 1Q19 rose 5.3 YoY and reached R$ 22.8 mostly influenced by an improved client base mix with the migration to higher value plans. The segments' ARPU, which exclude revenues of "non-TIM" clients and other mobile revenues, rose in prepaid and dropped in postpaid in the quarter. Prepaid ARPU was R$ 11.6 (+1.6 YoY) and for postpaid it reached R$38.2 (-4.6% YoY).

Breakdown of Fixed Segment (net of taxes and deductions):

Fixed Service Revenues totaled R$ 229 million in the quarter, an 11.6% increase from 1Q18. This performance reflects the growth of **TIM Live, which in 1Q19 rose 34.9% YoY** and already accounts for approximately half of fixed service revenues. During the quarter, the company set up new channels to expand its coverage in the coming months. TIM Live is currently present in 15 cities (including 5 capitals). The remaining services in the fixed segment dropped 4% YoY.



Contribution of Live on Fixed Revenues
40.4%
42.5%
44.3%
48.8%
48.8%
1Q18
2Q18
3Q18
4Q18
1Q19

ARPU (Average Monthly Revenue per User) for TIM Live was R$ 79.6, 12.0% higher than 1Q18. The performance is explained by the growing penetration of high-value offers, with faster speeds and the expansion of the content offer after the launch of FTTH plans portfolio in April 2018.



ARPU
(R$; YoY)
71.1
12%
79.6
1Q18
1Q19

[1] Bacen Focus survey showed a prospect of GDP falling by 2.5% in January/19 to approximately <1.5% in March/2019.

[2] The Consumer Confidence Index ("ICC" - FGV) fell 5.8% year to date (a 5.3% decline in March 2019 compared to the prior month). The decline was dragged by uncertainty among consumers related to the economy due to the slow recovery and sluggish advance of reforms.

Detailing Handsets and Devices (net of taxes and deductions):

Revenue from Products was 24.6% higher YoY this quarter. The positive performance is due to reduced discounts and a better sales mix contributing to a higher average handset price. Handset sales volume declined 7.4% YoY. Smartphone penetration in the base for March 2019 rose to 86% (+3.6 p.p YoY)

OPERATING COSTS AND EXPENSES

DESCRIPTION	1Q19	1Q18	% YoY	4Q18	% QoQ
R$ million					
Reported Operational Expenses	**(2,696)**	**(2,699)**	**-0.1%**	**(2,635)**	**2.3%**
Normalized* Operating Expenses	**(2,694)**	**(2,698)**	**-0.2%**	**(2,637)**	**2.2%**
Personnel	(249)	(240)	3.8%	(259)	-3.8%
Selling and Marketing	(906)	(899)	0.8%	(903)	0.3%
Network & Interconnection	(921)	(1,011)	-8.9%	(887)	3.8%
General & Administrative	(146)	(144)	1.3%	(154)	-5.3%
Cost Of Goods Sold (COGS)	(199)	(180)	10.2%	(268)	-25.7%
Bad Debt	(173)	(116)	49.2%	(149)	15.6%
Other operational revenues (expenses)	(101)	(109)	-7.0%	(17)	479.4%
Normalized* Operating Expenses Ex-COGS	**(2,495)**	**(2,518)**	**-0.9%**	**(2,370)**	**5.3%**

*Operating Costs normalized by adjustments to the sale-leaseback contract of towers (+R$ 1.5 million in 1Q19 and +R$ 220,000 in 1Q18).

In 1Q19, Normalized Operating Costs and Expenses totaled R$ 2,694 million, a 0.2% drop YoY, remaining under strict control and demonstrating the Company's ability to seek efficiency. Excluding the Cost of Goods Sold, normalized Opex fell 0.9% YoY compared to 1Q18.

The efficiency Plan reached 25% of the target set for 2019. Opex trajectory started 2019 better than estimated in the Company's Strategic Plan, being cost control a pivotal pillar of the strategy. In the first three months of the year, the plan's initiatives generated R$ 190 million worth of savings.

Performance of Normalized Costs and Expenses Breakdown:

Personnel costs rose 3.8% YoY in 1Q19. This line's performance was influenced mainly by organic elements such as inflation on wages and benefits. In addition to higher labor contingencies costs.

Selling and Marketing Expenses presented an increase of 0.8% YoY in 1Q19, impacted by the accounting of expenses related to the right of using the TIM[3] trademark, higher spending on advertising, and higher expenses related to postpaid and residential broadband sales. However, this line maintained the structural trends of the prior quarters with efficiency gains generated by the initiatives toward process digitization, reduction of FISTEL expenses and lower prepaid recharge fees.

The Network and Interconnection Group (ITX) fell 8.9% YoY in 1Q19. The good performance was influenced by lower costs in both subgroups. The main improvement factors in the Interconnection subgroup were: (i) decline in mobile termination rate (VU-M), (ii) lower pressure from traffic to other operators and (iii) cost reduction with content providers. The subgroup Network was positively impacted by lower costs from leased lines and land rentals.

General and Administrative Expenses (G&A) rose 1.3% YoY in the quarter, mainly due to higher expenses related to collection services following the start of a new contact center operation at the end of 2018, one of the initiatives implemented in our action plan in order to recover bad debt.

[3] On May 17, 2018, TIM Participações and Telecom Italia entered into a trademark license agreement, formally granting TIM Part and its subsidiaries the right to use the "TIM" trademark in exchange for the payment of royalties in the amount of 0.5 % of the company's net revenue.

Cost of Goods Sold (COGS) advanced 10.2% YoY in 1Q19, accompanying the dynamics of handset revenues with an increase in the average selling price (+14.9% YoY), which more than offset a reduction in sales in the period (-7.4% YoY).

Provisions for Doubtful Accounts (Bad Debt) increased by 49.2% YoY in 1Q19 due to a higher client base exposed to delinquency, reflecting a growth of 11.4% YoY in the postpaid segment. This was also explained by a challenging macro environment (unemployment, a decrease in personal income and high levels of debt), with close to 40%[4] of the adult population in default. Even with this expansion, bad debt as a percentage of Gross Revenues remains under control at 2.8% in the quarter.

Other Normalized Operating Expenses fell 7.0% YoY in this quarter. The reduction occurred mostly due to lower expenses with contingencies, in addition to a reduction in FUST/FUNTEL contribution. The participation of this line over total Normalized OPEX was 3.7% in 1Q19 (4.1% in 1Q18).

Subscriber Acquisition Costs (SAC = subsidy + commissioning + advertising expenses) totaled R$ 62.9 per gross addition in 1Q19, an increase of 11.1% YoY following the higher expenses with commissioning (higher postpaid mix in gross additions) and advertising.

2.8
Months
payback

Despite the increase in SAC, **the SAC/ARPU ratio (indicating the payback per client) remained at a healthy level of 2.8 months, compared to 2.6 months in 1Q18.**

[4] According to Serasa Experian data, the number of individuals with bad credit or under default reached 63 million in March (+3.2% YoY). It is the highest level since this data started being collected in 2016. Hence 40.3% of the adult population is in arrears with payments in Brazil.

FROM EBITDA TO NET PROFIT

DESCRIPTION	1Q19	1Q18	% YoY	4Q18	% QoQ
R$ million					
Reported EBITDA	**1,495**	**1,421**	**5.2%**	**1,822**	**-17.9%**
Reported EBITDA Margin	35.7%	34.5%	1.2p.p.	40.9%	-5.2p.p.
Depreciation & Amortization	**(1,037)**	**(901)**	**15.0%**	**(1,018)**	**1.9%**
Depreciation	(566)	(519)	9.0%	(597)	-5.2%
Amortization	(471)	(382)	23.2%	(421)	12.0%
EBIT	**458**	**520**	**-11.9%**	**804**	**-43.0%**
EBIT Margin	10.9%	12.6%	-1.7p.p.	18.0%	-7.1p.p.
Net Financial Results	**(121)**	**(170)**	**-28.8%**	**(58)**	**109.2%**
Financial expenses	(176)	(243)	-27.9%	(278)	-36.8%
Financial income	54	73	-26.7%	221	-75.6%
Net exchange variation	1	(0)	n.a.	(1)	n/a
Income before taxes	**337**	**350**	**-3.6%**	**746**	**-54.9%**
Income tax and social contribution	(117)	(104)	12.4%	(114)	2.7%
Net Income	**220**	**245**	**-10.4%**	**632**	**-65.3%**
Normalized* EBITDA	**1,497**	**1,421**	**5.3%**	**1,820**	**-17.8%**
Normalized* EBITDA Margin	35.7%	34.5%	1.2p.p.	40.8%	-5.1p.p.
Normalized* Net Financial Results	**(121)**	**(170)**	**-28.8%**	**(124)**	**-2.3%**
Normalized* Income tax and social contribution	(87)	(104)	-16.6%	(91)	-4.2%
Normalized* Net Income	**251**	**245**	**2.5%**	**587**	**-57.2%**
Total Normalized Items	(32)	(0)	n/a	45	n/a

*EBITDA normalized according to the items in Costs section (+R$ 1.5 million in 1Q19 and +R$ 220,000 in 1Q18). Net Income normalized by adjustments to deferred taxes (+R$ 30.3 million in 1Q19).

EBITDA (Earnings before interest, taxes, depreciation and amortization)

Normalized EBITDA in 1Q19 totaled R$ 1,497 million, an increase of 5.3% YoY. The main levers for this growth were (i) stringent efforts to control costs and expenses, (ii) increased Mobile Client Generated Revenues and (iii) higher Fixed Service Revenues.

Normalized EBITDA Margin at 35.7% was a record level for a first quarter. The 1.2 p.p. rise compared to 1Q18 was mainly influenced by Costs performance, which offset the challenging dynamics for mobile service revenues.



Normalized EBITDA Margin
(%)
34.5%
35.7%
1Q18
1Q19



MTR Exposure on EBITDA
(% over Normalized EBITDA)
1Q18
1Q19
-0.9%
-0.3%

EBITDA exposure to MTR ended 1Q19 at -0.3%. The dynamics for this ratio tend to be a bit more volatile. In this quarter, net MTR (revenue – cost) was negative due to a steeper decline in mobile interconnection revenues than in MTR cost.

DEPRECIATION AND AMORTIZATION (D&A) / EBIT

In 1Q19, D&A increased 15.0% YoY, explained mostly by higher investment in software dedicated to the digitization process and by the 700MHz license (license starts to be amortized once the cities are activated). **EBIT in 1Q19 fell 11.9% YoY.**

NET FINANCIAL RESULT

Net Financial Result in 1Q19 was negative by R$ 121 million, a R$ 49 million improvement compared to 1Q18. The result was positively impacted by a lower average debt volume, in addition to lower nominal cost reflecting the decline in interest rate levels.

INCOME TAX AND SOCIAL CONTRIBUTION

Income Tax and Social Contribution were R$ 117 million in 1Q19, an increase of R$ 104 million compared to 1Q18, with effective rates of 34.7% and 29.8%, respectively. In 1Q19, the line was impacted by R$ 30.3 million due to deferred taxes, an effect that is unlikely to recur. Excluding this effect, Income Tax and Social Contribution would be R$ 87 million and the effective rate would stand at 25.7%. In this quarter, there was no announcement of Interest on Capital, which according to the Company's plan should be concentrated during the second half of 2019.

NET INCOME

Excluding the R$ 30.3 million impact related to deferred taxes, **Normalized Income reached R$ 251 million in 1Q19, up by 2.5% YoY**. Reported Net Income totaled R$ 220 million in the quarter, a decline of 10.4% YoY with EPS of R$ 0.09 compared to R$ 0.10 in 1Q18**.**

CASH FLOW, DEBT AND CAPEX

DESCRIPTION	1Q19	1Q18	% YoY	4Q18	% QoQ
R$ million					
EBITDA Normalized*	1,497	1,421	5.3%	1,820	-17.8%
Capex	(650)	(613)	6.0%	(1,371)	-52.6%
EBITDA Normalized* - Capex	**847**	**808**	**4.7%**	**449**	**88.6%**
Δ Working Capital	**(1,486)**	**(501)**	**196.6%**	**1,272**	**n.a.**
Non recurring operating items	(1)	(0)	n.a.	2	n.a.
Operating Free Cash Flow Ex-licenses	**(641)**	**307**	**n.a.**	**1,723**	**n.a.**
Clean UP 700MHZ	-	(143)	-100.0%	-	n.a.
Operating Free Cash Flow	**(641)**	**164**	**n.a.**	**1,723**	**n.a.**

*EBITDA normalized according to the items in the Costs section (+R$ 1.5 million in 1Q19 and +R$ 220,000 in 1Q18).

The Normalized Free Operating Cash Flow (FOFC), excluding the 700 MHz license, was negative by R$ 641 million in 1Q19, a reduction of R$ 948 million compared to 1Q18. It resulted from a working capital variation more negative by R$ 985 million mostly led by a reduction in Suppliers Payable.

CAPEX

Capex totaled R$ 650 million in 1Q19, up by 6.0% compared to 1Q18. Investments continue to be allocated in infrastructure (approximately 90%), mainly projects in IT, transport network and 4G technology through 700MHZ and the refarming of 1.8 GHz and 2.1 GHz.

DEBT AND CASH

The 1Q19 Gross Debt was R$ 3,899 million, a reduction of R$ 1,773 million YoY. The current balance includes (i) leasing recognition in the total amount of R$ 1,403 million (related to the sale of towers, the LT Amazonas project and other financial leasing operations) and (ii) hedge position in the amount of R$ 67 million (reducing gross debt) which includes derivatives ("Dollar Call Option"). This quarter was also impacted by the reclassification of the remaining value related to the acquisition of the 700MHz license, whose updated price in 1Q19 is R$102 million, which the Company is challenging in court[5].

TIM's debt is concentrated in long-term contracts (83% of the total) consisting mainly of BNDES financing and Debentures. Approximately 14% of the total debt is denominated in foreign currency (USD) and is fully hedged in local currency. **The average cost of debt excluding leasing was 7.6% p.y.,** compared to 8.6% p.y. in 1Q18. During the past 12 months, important debt pre-payments to the BNDES were made, which together with our normal amortization and debt interest payments totaled R$ 2,790 million.

[5] Due to an additional cost assumed by TIM Celular (former name of TIM S/A, a wholly-owned subsidiary of TIM Participações), the company should have been given a discount in the final price to be paid for the authorization to utilize 700 MHz. However, the methodology ANATEL employed to calculate this number was different than that in the Public Notice, leading TIM Celular to file an administrative appeal that was denied in December 2014 (as well as those from the other Successful Contractors). On June 30, 2015 TIM Celular brought a lawsuit challenging the excessive nominal value of R$ 61 million (R$ 103 million on March 31, 2019) whose court decision is still pending. (Financial Statement Note 19).



Debt Movements
5,672
-1,700
-1,090
+1,166
-343
-102
+295
3,899
Debt 1Q18
Pre-Payments
Ordinary Payments
New Loans
IAS 17 Adj.
Anatel Reclass.
Recurring movements
Debt 1Q19

At the end of the quarter, Cash and Securities totaled R$ 1,668 million, a reduction of R$ 1,185 million YoY. The main movements that affected cash and securities in the last 12 months are presented below:



Cash Movements
Prepayment:
-1,700 mln BNDES
895
1,959
-817
-946
+1,166
-2,790
+2,201
753
915
Cash + Securities[1] 1Q18
Dividends Payment
Fistel
New Loans
Debt Payments (interest+principal)
Recurring movements
Cash + Securities[2] 1Q19
Cash & CE
Securities
[1] Securities: FX Fund
[2] Securities: Fixed Fund

The average financial yield fell to 6.5% p.y., in 1Q19, compared to 6.7% p.y. in 1Q18 following the reduction of the Selic rate.

The Net Debt/EBITDA ratio was 0.35x in the quarter, down from 0.46x in 1Q18. **In 1Q19, Net Debt totaled R$ 2,231 million,** a R$ 587 million decrease compared to the same period of the previous year, when net debt was R$ 2,819 million.

EVENTS OF THE QUARTER AND SUBSEQUENT

CHANGE OF INDEPENDENT AUDITOR

The Company's Board of Directors approved on April 24, 2019 the hiring of Ernst & Young Auditores Independentes S/S. ("EY") as the independent audit provider for the Company for the year ending December 31, 2019, being responsible for revising the Quarterly Financial Information from the second quarter of 2019, replacing PricewaterhouseCoopers Auditores Independentes ("PwC").

With the aim of ensuring a rotation of independent audit providers also at the non-listed companies in compliance with the best practices in the market, the Company decided to replace PWC with EY. Moreover, the Company has the opportunity to capture operating and financial synergies from the perspective of Telecom Italia Group. PwC agreed with the reason for the replacement, in keeping with article 28 of CVM Instruction no. 308/99.

ADOPTION OF IFRS 16

In July 2014 IFRS 16 / CPC 06 (R2) was issued, a new accounting standard effective on January 1, 2019. The new standard requires that lessees book the assets and liabilities stemming from the leasing contracts (leases), except for short-term contracts (less than or equal to 12 months), or contracts in which the underlying asset has a low value. The increased leasing liability due to the payment of asset utilization rights, results in an increase in the Company's net debt, with depreciation and interest booked in the income statement as a replacement of operating leasing expenses.

Due to the lack of comparability to previous periods, the financial result for this period is presented herein excluding the effects of this new standard.

OPERATING AND MARKETING PERFORMANCE

DESCRIPTION	1Q19	1Q18	% YoY	4Q18	% QoQ
Mobile Customer Base ('000)	55,083	57,894	-4.9%	55,923	-1.5%
Prepaid	34,504	39,426	-12.5%	35,694	-3.3%
Postpaid	20,579	18,468	11.4%	20,229	1.7%
4G Users Base ('000)	35,580	29,546	20.4%	34,488	3.2%
Market Share	24.1%	24.6%	-0.5p.p.	24.4%	-0.3p.p.
Prepaid	27.2%	27.1%	0.1p.p.	27.5%	-0.3p.p.
Postpaid	20.1%	20.4%	-0.3p.p.	20.3%	-0.2p.p.
Net Additions ('000)	(840)	(740)	13.4%	(319)	163.3%
Fixed Telephony Customer Base ('000)	946	751	26.0%	897	5.5%
TIM Live Customer Base ('000)	486	411	18.3%	467	4.0%

MOBILE SEGMENT:

MARKET

The Brazilian mobile market continues its process of consolidating SIM cards. The prepaid base reported a reduction of 3.0 million lines in the quarter and 18.6 million compared to 1Q18. Despite a slower decline in the quarter compared to previous periods, 2.6 million postpaid net additions in 1Q19 and 11.7 million in the past 12 months were not enough to ensure growth for the total base.

TIM

TIM ended 1Q19 with a base of 55.1 million active lines. The result represents a 4.9% drop YoY, reflecting the market's dynamics.



Postpaid Base Mix
(% over Total Customer Base)
31.9%
33.7%
34.9%
36.2%
37.4%
1Q18
2Q18
3Q18
4Q18
1Q19

Source: Anatel.

In the postpaid segment, the client base totaled 20.6 million, adding 2.1 million lines in the last 12 months, representing growth of +11.4% YoY. With the increase in the number of postpaid lines, this segment is becoming more relevant and in the quarter it made up 37.4% of the total base (+ 5.5 p.p. YoY). The new activations gave the biggest contribution for growth in the period, mainly in Controle plans. As part of the strategy to ensure a superior quality to the base, the mix of new B2C clients in loyalty offers jumped 28.5 p.p. YoY.

In the prepaid segment, the client base totaled 34.5 million. Despite the 4.9 million net disconnections in the last 12 months, TIM maintains its leadership with a market-share of 27.3%. The segment's dynamics were also strongly shaped by the behavior of churn, due to fierce competition and still challenging macroeconomic environment. The company maintains a rigid base cleaning policy and capitalizes on the market's consolidation to capture a greater commitment from the client, offering packages that include the most attractive services for the segment.

At the end of the quarter, **the number of 4G users reached 35.6 million**, an annual increase of 20.4%. In 1Q19, the number of handsets in this technology represented 67% of the company's voice base, the highest mix on the market.

Smartphones reached a total penetration of 86% of the customer base at the end of 1Q19 (+3.6 p.p YoY) This growth corroborates the Company's strategy to equip its customers with 4G devices in order to increase the penetration of data services.

The M2M and Data Terminals base closed the quarter with 2.4 million lines, +31.3% YoY. Growth in this line was boosted by new projects linked to the Agribusiness and Financial sectors. Also in this quarter the Company took an important step towards digital transformation in the B2B segment, with the hiring of two new platforms for eSIM and for IoT.

FIXED SEGMENT:

The TIM Live base ended the period with 486k clients, growth of 18.3% YoY. Net adds in the FTTH (Fiber To The Home) technology featured the sharpest increase with 23k new users in the quarter.



TIM Live Clients Evolution
(# users)
486 k
411 k
1Q18
2Q18
3Q18
4Q18
1Q19

The Company maintains its commitment to promote the growth of technologies that provide higher speed offers and optimal connection stability. Coverage represented by the number of homes with available FTTH reached 28% of total coverage in 1Q19. With the commercial launch in Lauro de Freitas (BA) in this quarter, TIM ended 1Q19 with 12 cities featuring FTTH, of which five are capitals (Rio de Janeiro, São Paulo, Salvador, Goiânia and Manaus).

The offer of residential broadband through the mobile network (WTTX), TIM Live Internet, was launched in 21 new cities this quarter, ending the period with 144 locations commercially available. The positive performance was also noted in the service's customer base, which grew 4x compared to the same period one year earlier.

QUALITY AND NETWORK

QUALITY AND CUSTOMER EXPERIENCE

The Company keeps improving the major metrics related to user experience, reinforcing its commitment to service quality. **Anatel's latest Perceived Quality and Satisfaction Survey released in 2019 showed TIM's positive evolution in all mobile-related metrics,** both in postpaid and prepaid. In the postpaid segment, it reported overall satisfaction exceeding market perception and, among the major players, it led the ratio in 7 states, especially in Rio de Janeiro.



Postpaid
Overall Satisfaction
Customer Care Number
Customer Care Channels
Resolution Capability
Billing
Operation
Offer and Acquisition
2016
2017
2018



Prepaid
Overall Satisfaction
Customer Care Number
Customer Care Channels
Resolution Capability
Operation
Offer and Acquisition
Recharge
2016
2017
2018

In the fixed segment, **TIM remained the leader in general satisfaction for broadband services** in the states where it operates, and showed a perception exceeding the market average in Brazil. In telephony, it was the top performing operator among the major players, especially for the regional results in São Paulo and Rio de Janeiro.



Overall Satisfaction
7.2
6.4
7.5
7.1
Broadband
Telephone Servic
TIM
Market

As an important part of the Company's strategy, our **digital transformation** aims to meet the real needs of clients and the optimization of internal processes, in order to offer an enhanced experience to our clients. **1Q19 results again demonstrate that the Company has been successful promoting this evolution.**

Sales through digital channels, a key factor in TIM's upselling strategy, advanced 27% YoY in the postpaid segment (B2C). In addition, digital recharges continue to obtain greater relevance among the sales channels with 7 p.p growth in 1Q19.


E-Sales
(postpaid and controle)
+27%
1Q18
1Q19


Digital Recharges
(% over total)
+7 p.p.
1Q18
1Q19

The Mobile app (Meu TIM) and IVR modernization are fundamental to the enhancement of caring processes. The number of unique users in the Meu TIM app grew 54%, while IVR retention increased 2 p.p.


App MEU TIM
(single users)
+54%
1Q18
1Q19


IVR Retention
(% of calls)
+2 p.p.
1Q18
1Q19

In billing and payment, invoices delivered by digital channels kept growing at a fast pace, having doubled compared to the same period one year before, as these channels reached a penetration of more than 57% in 1Q19. The number of clients who make payments by digital channels grew 14% YoY.


E-Billing
(# e-bills delivered)
+102%
1Q18
1Q19


E-Payment
(# clients paying by e-methods)
+14%
1Q18
1Q19

NETWORK DEVELOPMENT

TIM's commitment to network infrastructure is an important strategic pillar of TIM's business plan, and is associated with the expansion of our services and continued quality enhancement to ensure our clients the best user experience.

In this quarter, approximately 90% of Capex was dedicated to infrastructure projects (Network + IT), and the utilization of analytical tools has allowed a more efficient resource allocation. Some of the most important initiatives: expansion of the fiber optic network (backbone, backhaul and FTTH), densification of sites,

frequency refarming, aggregation of carriers, as well as the advance of sharing projects focused on 4G and on transport network.

Regarding the actions and projects focused on modernization, efficiency and/or enhancement of our infrastructure during this quarter, we highlight:

- Refarming the 2.1 GHz frequency to 4G;
- Infrastructure virtualization project, which reached about 42% of network functions in 1Q;
- Installation of multiple data centers to enhance experience (22 at the end of 1Q), of which 11 DCC (Data Center Core) and 11 DCE (Data Center Edge);
- Expansion of VoLTE, available to more than 2,700 cities

TIM maintained its leadership in 4G technology coverage, ending the period with 3,295 cities, or 93% of urban population covered. The 43% YoY growth in network elements for this technology reinforces the Company's focus on expanding the mobile network's capacity and quality. As a result, 4G data traffic reached 78% of the total, a 15 p.p. rise compared to 1Q18.

TIM covers more than 700,000 hectares through the project "TIM 4G in the Countryside", enabling the connectivity of farms and mills owned by large clients, linking up equipment and people through 700 MhZ on its 4G network.

DESCRIPTION	1Q19	1Q18	% YoY	4Q18	% QoQ
4G Cities	**3,295**	**3,110**	**5.9%**	**3,272**	**0.7%**
of which 700 MHz enabled	1,471	975	50.9%	1,426	3.2%
of which VoLTE enabled	2,710	1,445	87.5%	2,522	7.5%
Urban Population Coverage (4G)	**93%**	**92%**	**1.4p.p.**	**93%**	**0.2p.p.**
of which 700 MHz enabled	66%	32%	33.3p.p.	65%	0.9p.p.
of which VoLTE enabled	82%	44%	38.1p.p.	76%	6.4p.p.
3G Cities	3,186	3,090	3.1%	3,169	0.5%
Urban Population Coverage (3G)	92%	90%	1.3p.p.	92%	0.2p.p.

TIM ended 1Q19 with 18,955 sites, of which 66% are connected via high-capacity backhaul and **91.9 thousand km of fiber optic for backbone and backhaul,** an increase of 7.7% YoY.

Residential fixed broadband continues to expand with 1.3 million households in FTTH and 3.5 million in FTTC, totaling 4.5 million households in 15 cities[6].

Infrastructure development is also in line with the Company's corporate social responsibility values. TIM continues to implement the Biosites installation project, a solution for the densification of the mobile access network (antennas/towers) with a very low visual impact. Biosites also contribute to harmonization with the environment and urban infrastructure – a multifunctionality beyond the transmission of telecommunications, lighting and security cameras – these structures are cheaper and faster to install. **In 1Q19, TIM reached a total of 885 active Biosites.**

[6] Rio de Janeiro (RJ), São Gonçalo (RJ), Nilópolis (RJ), Duque de Caxias (RJ), Nova Iguaçu (RJ), São João do Meriti (RJ), São Paulo (SP), Mauá (SP), Poá (SP), Suzano (SP), Salvador (BA), Lauro de Freitas (BA), Goiânia (GO), Aparecida de Goiânia (GO) and Manaus (AM).

Currently, the Company is authorized to utilize more than 110 MHz in spectrum, with 36 MHz in frequencies below 1 GHz distributed as follows:

Average Spectrum Weighted by Population					
700 MHz	850 MHz	900 MHz	1800 MHz	2100 MHz	2500 MHz
20	11	5	35	22	20

CORPORATE SOCIAL RESPONSIBILITY

To access the quarterly report on Social and Corporate Responsibility, please visit: www.tim.com.br/ri

DISCLAIMER

The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) excluding the effects of IFRS 16, and in Brazilian Reais (R$), in compliance with the Brazilian Corporate Law (Law 6,404/76). Comparisons refer to the first quarter of 2018 (1Q18) and the year to date 2019 (1Q19), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "plans," "predicts," "projects," "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company's future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

ATTACHMENTS

Attachment 1: Operating Indicators

Attachment 1
TIM PARTICIPAÇÕES S.A.
Operating Ratios

DESCRIPTION	1Q19	1Q18	% YoY	4Q18	% QoQ
Mobile Customer Base ('000)	55,083	57,894	-4.9%	55,923	-1.5%
Prepaid	34,504	39,426	-12.5%	35,694	-3.3%
Postpaid	20,579	18,468	11.4%	20,229	1.7%
4G Users Base ('000)	35,580	29,546	20.4%	34,488	3.2%
Market Share	24.1%	24.6%	-0.5p.p.	24.4%	-0.3p.p.
Prepaid	27.2%	27.1%	0.1p.p.	27.5%	-0.3p.p.
Postpaid	20.1%	20.4%	-0.3p.p.	20.3%	-0.2p.p.
Gross Additions ('000)	5,626	6,140	-8.4%	6,083	-7.5%
Net Additions ('000)	(840)	(740)	13.4%	(319)	163.3%
Monthly Churn (%)	3.9%	3.9%	-0.1p.p.	3.8%	0.1p.p.
Mobile ARPU (R$)	22.8	21.7	5.3%	23.7	-4.0%
Prepaid	11.6	11.4	1.6%	12.0	-3.6%
Postpaid	38.2	40.0	-4.6%	39.9	-4.4%
SAC/Gross (R$)	63	57	11.1%	53	18.8%
Fixed Telephony Customer Base ('000)	946	751	26.0%	897	5.5%
TIM Live Customer Base ('000)	486	411	18.3%	467	4.0%
TIM Live ARPU (R$)	79.6	71.1	12.0%	80.2	-0.8%
Handsets Sold ('000)	246	265	-7.4%	284	-13.5%
Smartphone Penetration (%)	85.7%	82.1%	3.6p.p.	85.0%	0.6p.p.
Headcount	9,411	9,681	-2.8%	9,661	-2.6%

(In thousands of Reais, except as otherwise stated)

1. Operations

1.a Corporate Structure

TIM Participações S.A. ("TIM Participações" and/or the "Company") is a publicly-held corporation based in the city of Rio de Janeiro, State of Rio de Janeiro, and a subsidiary of TIM Brasil Serviços e Participações S.A. ("TIM Brasil"). TIM Brasil is a subsidiary of the Telecom Italia Group and held 66.58% of the capital of TIM Participações as at March 31, 2019 (66.58% as at December 31, 2018). The main purpose of the Company and its subsidiary (the "Group") is to control companies providing telecommunications services, including personal mobile telecom services and others, in their licensed areas. The services provided by TIM Participações' subsidiary are regulated by the Agência Nacional de Telecomunicações ("ANATEL").

The Company's shares are traded on B3 (formerly BM&F/Bovespa). Additionally, TIM Participações trades its Level II American Depositary Receipts ("ADRs") on the New York Stock Exchange ("NYSE") – USA. Accordingly, the Company is subject to the rules of the Brazilian Securities Commission (Comissão de Valores Mobiliários or "CVM") and the U.S. Securities and Exchange Commission ("SEC"). In accordance with market best practice, TIM Participações adopts the practice of simultaneously releasing its financial information in *Reais* in both markets, in Portuguese and English.

Corporate reorganization

On July 25, 2017, the meeting of the Board of Directors of the Company approved the corporate restructuring of the subsidiaries TIM Celular S.A. and Intelig Telecomunicações Ltda. ("Intelig") through the takeover of TIM Celular by Intelig. On September 6, 2017, the corporate act transforming Intelig into a closely-held joint stock company was annotated, and its corporate name was changed to TIM S.A. On September 30, 2018, the Company's Management had obtained from third parties all approvals and consents required to perform the said restructuring. As a result, the Company's Management proceeded with the merger on October 31, 2018, based on the net book assets of TIM Celular, in the amount of R$17,035,254, in accordance with the valuation report issued by independent experts as at September 30, 2018. Also, as a result of this corporate restructuring, the amount of R$952,368 relating to deferred income tax assets arising from tax losses and the negative base of TIM S.A. were recognized on September 30, 2018 (Note 10).

The changes in TIM Celular's equity between the date of the report and the merger were transferred, absorbed and incorporated into the operating income of TIM S.A., as set forth in the protocol of the merger. As a result of the merger, all TIM Celular operations were transferred to TIM S.A., which succeeded it in all its assets, rights and liabilities, universally and for all purposes of the law.

Direct subsidiary – TIM S.A.

TIM S.A. (current name of INTELIG TELECOMUNICAÇÕES LTDA. and successor by merger of TIM CELULAR S.A.)

The Company holds 100% of TIM S.A.'s capital. This subsidiary provides Landline Telephone Services ("STFC") - Domestic Long-Distance and International Long-Distance Voice Services, Personal Mobile Service ("SMP") and Multimedia Communication Services ("SCM") in all Brazilian states and in the Federal District.

2. Basis for preparation and disclosure of the financial statements

The individual and consolidated quarterly information has been prepared in accordance with the accounting practices adopted in Brazil, which include the rulings issued by the CVM and the pronouncements, guidance and interpretations issued by the Accounting Pronouncements Committee ("CPC") and the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"), and provide all material information required for such quarterly information, and only such information, which is consistent with the information used by Management in the course of its duties.

The significant accounting policies applied to the preparation of this quarterly information are described below and/or presented in the respective notes. These policies were consistently applied to the years presented, unless otherwise indicated.

a. General preparation and disclosure criteria

The quarterly information was prepared taking into account the historical cost as the base value as well as financial assets and liabilities (including derivative financial instruments) measured at fair value.

The quarterly information was prepared according to Technical Pronouncement CPC 21 – Interim Statements and in accordance with international accounting standard IAS 34 – Interim Financial Reporting issued by the IASB, in addition to presenting this information in a manner reflecting the standards issued by the Brazilian Securities Commission applicable to the preparation of Quarterly Information – ITR. As the Brazilian accounting practices applicable to the individual financial information, since 2014, do not differ from the IFRS applicable to separate financial information, as now the IFRS permit the application of the equity method in subsidiaries, affiliates and joint ventures in separate information, they are also in accordance with the IFRS issued by the IASB. This individual quarterly information is presented together with the consolidated quarterly information.

Assets and liabilities are reported according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next 12 months. Otherwise, they are recorded as non-current. The only exception to this procedure involves deferred income tax and social contribution balances, both assets and liabilities that are fully classified as long-term.

The presentation of the individual and consolidated Statement of Value Added (Demonstração do Valor Adicionado – "DVA") is required by the Brazilian Corporate Legislation and accounting practices adopted in Brazil applicable to listed companies. The DVA was prepared according to the criteria set forth in CPC Technical Pronouncement No. 09 - "Statement of Value Added". IFRS does not require the presentation of this statement. As a consequence, according to the IFRS, this statement is presented as supplementary information, without affecting the quarterly information.

b. Functional currency and presentation currency

The presentation currency for the quarterly information is the *Real* (R$), which is also the functional currency for all the companies consolidated in this quarterly information.

Transactions in foreign currency are recognized at the exchange rate on the date of the transaction. Monetary items in foreign currency are converted into *Reais* at the exchange rate on the date of the balance sheet published by the Central Bank of Brazil. Exchange gains and losses linked to these items are recorded in the statement of income.

c. Segment information

Operating segments are the components of the entity that develop business activities from which revenue can be obtained and in relation to which expenses are incurred. Their operating results are regularly reviewed by the entity's chief operating decision maker to make decisions on the allocation of resources and to assess the performance of each segment. For a segment to exist, it must have separate financial information available.

The Company's chief operating decision maker, responsible for allocating resources and for periodic performance evaluation, is the Executive Board. The Executive Board and the Board of Directors are jointly responsible for making strategic decisions and for managing the Group.

The Group's strategy is to optimize the consolidated results of TIM Participações. This strategy includes optimizing the operations of each Group company, in addition to taking advantage of the synergies generated between them. Notwithstanding the various business activities, the decision makers see the Group as a single business segment and do not take into account specific strategies intended for a particular line of service. All decisions on strategic, financial, purchasing, investment and fund investment planning are made on a consolidated basis. The aim is to maximize the consolidated result obtained by exploring the SMP, STFC and SCM licenses.

d. Consolidation procedures

Subsidiaries are all entities over which the Group holds control. The Group controls an entity when it is liable or has rights to variable returns on the basis of its involvement with the subsidiaries and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. The consolidation is discontinued from the date that the Group loses control over that entity.

The purchase accounting method is used to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of the assets offered, equity instruments (e.g. shares) issued and liabilities incurred or assumed by the acquirer at the date when control is exchanged. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at their fair value as at the acquisition date, irrespective of the proportion of any minority interest. The excess of the acquisition cost over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in the statement of income as revenue, after a review of the concepts and calculations applied.

Transactions between Group companies, as well as balances, unrealized gains and losses related to these transactions, are eliminated. The accounting policies of the subsidiary have been adjusted to ensure consistency with the accounting policies adopted by TIM Participações. The dates of the financial statements used in the consolidation are the same for all Group companies.

e. Approval of the quarterly information

These financial statements were approved by the Company's Board of Directors on May 7, 2019.

f. New standards, amendments and interpretations of standards

(In thousands of Reais, except as otherwise stated)

I) Among the new standards and/or interpretations that became effective as of January 1, 2019, issued by the Accounting Pronouncements Committee (CPC) and by the IASB, the following standards and/or interpretations has a material impact on the Company's quarterly information:

IFRS 16/CPC 06 (R2) – "Leases"

In July 2014, the IASB issued IFRS 16, which replaced IAS 17 and refers to annual periods beginning on or after January 1, 2019, and approved by the CVM on December 21, 2017.
The new standard establishes the principles for the recognition, measurement, reporting and disclosure of leases, and requires the recognition by lessees of assets and liabilities arising from lease agreements, except for short-term contracts, that is, with a term of 12 months or less, or contracts in which the value of the underlying assets is low. In accordance with this standard, lessees must apply this pronouncement to lease agreements in two ways:

(i) Retrospectively for each previous period presented in accordance with IAS 8/CPC 23 (Accounting Policies, Changes in Estimates and Correction of Errors); or
(ii) Retrospectively, with the cumulative effect of the initial application of this pronouncement, recognized as an adjustment to the opening balance of retained earnings (or other component of the shareholders' equity, as appropriate) as at the date of initial application.

The Company decided to adopt IFRS16 (CPC 06 (R2)) retrospectively, while the cumulative effect of the initial application is recognized on the date of initial application, that is, January 1, 2019. Additionally, the Company decided to take practical steps in its initial adoption of the standard, such as: (i) non-revaluation of financial lease agreements previously recognized according to CPC 06 (IAS 17) and ICPC 03 (IFRIC 4); (ii) exclusion of lease agreements expiring in the next 12 months and unlikely to be renewed by the Company; (iii) non-application of this new standard to agreements not previously identified as leases, using CPC 06 (IAS 17) and ICPC 03 (IFRIC 4); and (iv) application of a single discount rate to the leasing portfolio with reasonably similar characteristics (such as leasing with a similar remaining leasing period for a similar class of underlying assets in a similar economic setting).

The Company has a significant number of lease agreements under which it is the lessee. Currently, a portion of these contracts are recognized as operating leases, and their payments are recorded on a straight-line basis throughout the period of the contract. The Company has concluded the study of impacts of this new standard on its financial statements, which included: (i) an estimation of the lease term, considering a non-cancelable period and the periods covered by options to extend the lease term, where such exercise depends only on the Company and is reasonably certain; (ii) a detailed review of the nature of the various lease agreements inherent in the telecommunications industry; (iii) use of assumptions to calculate the discount rate, which was based on the incremental interest rate for the period of the agreement, among other things. Furthermore, given the relevance of the infrastructure lease agreements, specifically for transmission towers, the Company decided to separately recognize the lease and non-lease components for this class of assets.

The increase in lease liabilities due to the recognition of the right-of-use of the assets results in an increase in the Company's net debt, being the depreciation and interest charges recognized in the statement of income as a replacement of the operating lease expenses.

In qualitative terms, the main transactions to be impacted by the new standard include: lease of vehicles, lease of stores and kiosks in shopping malls, lease of sites, land and sharing of infrastructure.

The table below presents the principal effects of the adoption of IFRS16/CPC06 (R2) in the opening balances as at January 1, 2019.

(In thousands of Reais, except as otherwise stated)

			Consolidated
	Originally reported	Adjustments	Balances under IFRS 16
	Jan 1st, 2019		Jan 1st, 2019
Assets	31,957,889	5,256,114	37,214,003
Current assets	5,998,126	(8,742)	5,989,384
Trade accounts receivable	2,838,808	-	2,838,808
Inventories	183,059	-	183,059
Prepaid expenses	272,060	(8,742)	263,318
Other assets	2,704,199		2,704,199
Non-current assets	25,959,763	5,264,856	31,224,619
Long-term receivables	4,074,137	(471)	4,073,666
Trade accounts receivable	130,308		130,308
Prepaid expenses	74,381	(471)	73,910
Other assets	3,869,448		3,869,448
Property, plant and equipment	11,203,622	5,265,327	16,468,949
Intangible assets	10,682,004		10,682,004
Liabilities and shareholders' equity	31,957,889	5,256,114	37,214,003
Total liabilities	12,163,052	5,256,114	17,419,166
Current liabilities	7,075,379	785,065	7,860,444
Financial leasing (c)	205,048	785,065	990,113
Other liabilities	6,870,331		6,870,331
Non-current liabilities	5,087,673	4,471,049	9,558,722
Financial leasing (c)	964,289	4,471,049	5,435,338
Deferred income and social contribution taxes	-		-
Other liabilities	4,123,384		4,123,384
Shareholders' equity	19,794,837	-	19,794,837
Capital shares	9,866,298		9,866,298
Revenue reserves	9,928,539		9,928,539

In the first quarter of 2019, the new accounting standards had the following impact on the income:

		Consolidated	
	Balances without IFRS 16	Adjustments	Balances under IFRS 16

(In thousands of Reais, except as otherwise stated)

Net revenue from services	4,024,417	-	4,024,417
Net revenue from products	166,409	-	166,409
Net revenue	4,190,826	-	4,190,826
Cost of services provided and goods sold (d)	(1,130,809)	262,399	(868,410)
	3,060,017	262,399	3,322,416
	(1,564,741)	25,190	(1,539,551)
Operating revenue (expenses)			
Selling expenses (e)	(1,233,875)	12,973	(1,220,902)
General and administrative expenses (f)	(228,470)	12,217	(216,253)
Other revenue (expenses), net	(102,396)	-	(102,396)
	1,495,276	287,589	1,782,865
Depreciation and amortization (g)	(1,037,082)	(297,128)	(1,334,210)
Financial income (expenses)	(121,221)	(141,327)	(262,548)
Income before income and social contribution taxes	336,973	(150,866)	186,107
Income and social contribution taxes (h)	(117,368)	51,295	(66,073)
Net income for the period	219,605	(99,571)	120,034

The principal adjustments arising from the new standard are as follows

(a) Reclassification of the agreement for reciprocal assignment with consideration for fiber optic infrastructure previously classified as prepaid expenses (Note 11) for property, plant and equipment – right-of-use under lease;
(b) Recognition of the asset – right-of-use under lease of the lease payments eligible for the new standard;
(c) Increase in the Company's net debt due to the recognition of the lease liability as required by the standard;
(d) Leasing – infrastructure (network, land and fiber optics);
(e) Leasing – stores & kiosks and vehicles;
(f) Leasing – administrative buildings and vehicles;
(g) Recognition of the depreciation of the assets mentioned above;
(h) Tax impact on the adjustments from the new standard.

II Among the new standards and/or interpretations that came into effect on January 1, 2018 issued by the CPC and the IASB, the following standards and/or interpretations had a material impact on the Company's financial statements:

- **IFRS 9/CPC 48 – "Financial instruments"** - Regarding impairment, the new standard establishes the recognition of the provision for expected credit losses, according to which the entities must recognize a provision for expected losses in financial assets measured at amortized cost. The impact of the adoption of the new model for calculating the impairment of financial assets resulted in an increase of approximately R$130 million in the provision for doubtful accounts as at January 1, 2018, recorded to the "profit reserve", as presented in the table below.

- **IFRS 15/CPC 47 – "Revenue from contracts with customers" –** As from the application of this standard, the Company recognized, on January 1, 2018, an increase of R$36 million, before deferred taxes, in the item "profit reserve", basically arising from having capitalized the incremental costs of obtaining contracts and the recognition of the contractual assets and/or liabilities by virtue of the allocation of the discount among the performance obligations when selling plans that provide customers with services plus equipment/devices.

Note: Further details about the adoption of these standards are disclosed in the annual financial statements as at December 31, 2018, published on February 19, 2019.

In addition to the foregoing, the Company's Management, based on a study undertaken into the application of the new accounting standards, believes that there are no other standards and/or interpretations of standards, in force since January 1, 2019, which could have any significant impact on the Group's financial statements.

3 Estimates and areas where judgment is significant in the application of the Company's accounting policies

Accounting estimates and judgments are continuously reassessed. They are based on the Company´s historical experience and other factors, such as expectations of future events, considering the circumstances as at the date of the quarterly information.

By definition, the accounting estimates resulting from such assumptions rarely equal the actual outcome. The estimates and assumptions that present a significant risk of causing relevant adjustments in the book values of assets and liabilities in subsequent fiscal years are shown below:

(a) Impairment losses on non-financial assets

Losses due to impairment take place when the book value of an asset or cash generating unit exceeds its respective recoverable value, which is considered as the fair value less costs to sell and/or the value in use, whichever is greater. The calculation of the fair value less costs to sell is based on information available from sales transactions involving similar assets or market prices, less additional costs that would be incurred to dispose of those assets. The value in use is based on the discounted cash flow model. Cash flow derives from the Company's business plan. Since this is an ongoing business, from the fifth projection year a perpetual nominal growth of cash flow was estimated.

Any reorganization activities to which the Company has not yet committed itself on the quarterly information disclosure date, or any material future investments aimed at improving the asset base of the cash generating unit being tested, are excluded for the purpose of impairment testing.

The recoverable value is sensitive to the discount rates used under the discounted cash flow method, as well as to the expected future cash receivables and the growth rate of revenue and expenses used for extrapolation purposes. Adverse economic conditions may lead to significant changes in these assumptions.

At March 31, 2019, based on the sensitivity analysis of the main assumptions used, no variations that could reasonably be expected were identified that could give rise to a possible impairment provision.

The main non-financial assets valued this way were goodwill based on the future profitability recorded by the Company (Note 15).

(b) Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated in accordance with interpretations of the legislation currently in force. This process normally includes complex estimates to define the taxable income and temporary differences. In particular, deferred tax assets on income tax and social contribution losses and temporary differences are recognized to the extent that it is probable that future taxable income will be available and can be offset. The measurement of the recoverability of deferred income tax and social contribution losses carry-forward and of temporary differences takes into account the history of taxable income, as well as estimates of future taxable income (Note 10).

(c) Provision for legal and administrative proceedings

Legal and administrative proceedings are analyzed by the Company's Management and internal and external legal advisors. The Company's review takes into account factors such as the hierarchy of laws, case law available, recent court decisions, their relevance to the legal order, as well as payment history. Such reviews involve Management's judgment (Note 24).

(In thousands of Reais, except as otherwise stated)

(d) Fair value of derivatives and other financial instruments

Financial instruments presented at fair value in the balance sheet are measured using evaluation techniques that take into account observable data or observable data derived from the market (Note 37).

(e) Unbilled revenue

Considering that some billing cut-off dates occur on intermediate dates within the months, at the end of each month there will be revenue already earned by the Company but not effectively billed to the customers. This unbilled revenue is recorded based on estimates which take into account data on usage, the number of days since the last billing date, among other factors (Note 27).

(f) Leasing

The Company has a significant number of lease agreements in which it is the lessee, whereby with the adoption of accounting standard IFRS 16/CPC 06(R2) – Leasing, as disclosed in Note 2.f., the Company's Management made certain judgments when measuring the lease liability and the right-of-use assets, such as: (i) an estimation of the lease term, considering a non-cancelable period and the periods covered by options to extend the lease term, where such exercise depends only on the Company and is reasonably certain; (ii) use of certain assumptions to calculate the discount rate, which was based on the incremental interest rate for the period of the agreement, among others.

4 Cash and cash equivalents

These are financial assets measured at amortized cost through the effective interest rate method. The Company's Management determines the classification of its financial assets upon initial recognition.

	Parent Company		Consolidated	
	03/2019	12/2018	03/2019	12/2018
Cash and banks	79	167	44,969	93,960
Unrestrictedly available financial investments:				
CDBs/Repurchases	-	-	870,081	981,570
	79	167	915,050	1,075,530

Bank Deposit Certificates ("CDBs") and Repurchases are nominative securities issued by banks and sold to the public as a means of raising funds. Such securities can be traded during the contracted period, at any time, without any significant loss of value, and are used to repay the short-term obligations of the Company.

The annual average return on the Company's investments in CBDs and Repurchases is 100.58% (100.27% at December 31, 2018) of the Interbank Deposit Certificate ("CDI") rate.

(In thousands of Reais, except as otherwise stated)

5 Marketable securities

	Consolidated	
	03/2019	12/2018
FUNCINE (3)	5,310	5,229
Sovereign Fund (4)	3,582	14,472
FIC: (1)		
Government securities	208,527	292,708
Repo transactions (2)	307,205	289,352
Financial bills	107,413	96,868
Other	126,029	91,441
	758,067	790,070
Current portion	(752,757)	(784,841)
Non-current portion	5,310	5,229

([1]) In August 2017, the Company invested in open-ended Investment Funds in Units ("FICs"). The Funds are mostly made up of government securities and instruments of first-tier financial institutions. In 2018, the average yield of FICs was 100.81% of the variation of the CDI rate. The average remuneration of the FICs in 2019 was 102.49% of the variation in the CDI rate.

([2]) "Repo transactions" are securities issued by banks with a commitment to repurchase within one day at pre-established rates. These repo transactions are backed by federal government bonds and are used by the fund with the purpose of remunerating the capital available in cash.

([3]) In December 2017, in order to use the tax benefit of deductibility for income and social contribution tax purposes the Company invested the amount of R$3 million in the National Film Industry Financing Fund ("FUNCINE"). In 2018, the Company opted to make new investments in FUNCINE in the months of October and December in the total amount of R$2.4 million.

([4]) The sovereign fund includes federal securities only.

6 Trade accounts receivable

These are financial assets measured at amortized cost, and refer to accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories. Accounts receivable are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed ("unbilled") up to the balance sheet date. Accounts receivable from clients are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method less expected credit losses ("impairment").

The provision for expected credit losses was recognized as a reduction in accounts receivable based on the profile of the subscriber portfolio, the aging of overdue accounts receivable, the economic situation, the risks involved in each case and the collection curve, at an amount deemed sufficient by Management, as adjusted to reflect current and prospective information on macroeconomic factors that affect the customers' ability to settle the receivables.

(In thousands of Reais, except as otherwise stated)

The fair value of trade accounts receivable equals the carrying value recorded as at March 31, 2019 and December 31, 2018. A portion of the accounts receivable from clients is used to secure the total amount of BNDES borrowing (Note 20).

	Consolidated	
	03/2019	12/2018
Trade accounts receivable	3,133,950	2,969,116
Gross accounts receivable	3,838,920	3,656,044
Billed services	1,911,857	1,733,229
Unbilled services	819,037	774,484
Network use (interconnection)	446,469	455,228
Sale of goods	660,011	691,312
Other accounts receivable	1,546	1,791
Provision for losses on expected accounts	(704,970)	(686,928)
Current portion	(3,029,490)	(2,838,808)
Non-current portion	104,460	130,308

The non-current portion includes the amount of R$103 million related to accounts receivable from other telephone carriers, recorded at present value considering the period and implicit interest rate in the transaction.

Change in losses from expected debts, recorded as an asset reducing account, were as follows:

	Consolidated	
	03/2019	12/2018
Opening balance	686,928	464,745
Setup of provision	172,610	544,881
Effect of the adoption of IFRS 9/CPC	-	130,137
Write-off of provision	(154,568)	(452,835)
Closing balance	704,970	686,928

The aging of accounts receivable is as follows:

	Consolidated	
	03/2019	12/2018
Total	3.838,920	3,656,044
Falling due	2,553,737	2,459,315
Overdue- 1 to 30 days	326,328	308,744
Overdue - 31 to 60 days	156,838	144,309
Overdue -61 to 90 days	138,571	117,759
Overdue - over than 90 days	663,446	625,917

7 Inventory

(In thousands of Reais, except as otherwise stated)

Inventories are stated at average acquisition cost. A loss is recognized to adjust the cost of handsets and accessories to their net realizable value (selling price) when this amount is less than the average acquisition cost.

	Consolidated	
	03/2019	12/2018
Total inventories	214,628	183,059
Inventories	222,094	189,826
Mobile handsets and tablets	171,245	145,819
Accessories and prepaid cards	40,851	33,621
TIM chips	9,998	10,386
Losses on adjustment to realizable amount	(7,466)	(6,767)

8. Indirect taxes, charges and contributions recoverable

	Consolidated	
	03/2019	12/2018
Indirect taxes, charges and contributions recoverable	1,185,079	1,192,765
ICMS	1,143,733	1,152,741
Other	41,346	40,024
Current portion	(281,325)	(280,254)
Non-current portion	903,754	912,511

ICMS (value added tax on goods and services) amounts recoverable primarily refer to: (i) credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided over 48 months), and (ii) ICMS amounts paid under the tax substitution regime from goods acquired for resale, mainly mobile handsets, chips, tablets and modems sold by TIM.

(In thousands of Reais, except as otherwise stated)

9. Direct taxes, charges and contributions recoverable

	Parent Company		Consolidated	
	03/2019	12/2018	03/2019	2018
Direct taxes, charges and contributions recoverable	17,387	45,278	834,723	905,521
Income tax (IR) and social contribution (CS) (i)	-	-	402,355	414,408
PIS/COFINS (ii)	-	-	391,346	384,093
Other	17,387	45,278	41,022	107,020
Current portion	(17,387)	(45,278)	(273,398)	(347,505)
Non-current portion	-	-	561,325	558,016

i) The amounts corresponding to income and social contribution taxes are substantially related to: (a) advances made over the period during which the use is expected, for the year 2019; and (b) other income and social contribution tax credits from previous years whose current estimated period of use will be more than 12 months later.

(ii) The PIS/COFINS amounts recoverable refer to: (i) credits from a legal proceedings filed by TIM Nordeste S.A. (ultimately merged into TIM S.A.) with a favorable final decision in Higher Courts which discussed the exclusion of the ICMS from the PIS and COFINS tax bases for the period from 2002 through 2009.

In March 2017, the Federal Supreme Court ("STF") recognized the unconstitutionality of including ICMS amounts in the calculation base of PIS and COFINS contributions. TIM Participações, through its subsidiary TIM S.A. (previously named "Intelig Telecomunicações Ltda."), as the surviving company from the merger of TIM Celular S.A. and other entities existing in the Group in the past, which had filed proceedings of the same nature, has been challenging this issue in court since 2007 and 2006, respectively, with effects retroactive to up to five years, i.e. 2002 and 2001 respectively, as permitted. Based on the STF's opinion favorable to taxpayers, the Company, supported by the opinion of its legal consultants, ceased to include the ICMS in the calculation base of PIS and COFINS social security contributions from April 2017.

The proceedings of the subsidiary have already received favorable decisions from the Appellate Court, aligning the understanding of the lower courts with the STF decision, and the appeals filed by the National Treasury have been denied based on these same arguments. Despite the request for the modulation of effects made by the Prosecutor's Office of the National Treasury, the Company, supported by its legal consultants, believes that the decision will not affect any rights claimed under the legal actions.

The Company is calculating the amounts to which it will be entitled at the end of the proceedings, and after the final and without appeal decision and procedural recognitions, credits should amount to R$3,296 million, of which R$1,863 million corresponds to the principal, and R$1,434 million to monetary adjustments. In addition to this potential tax credit, in November 2018, by reason of a final and without appeal decision, the Company recorded the amount of R$353 million, R$159 million of which corresponds to the principal, and R$194 million to monetary adjustments.

10. Deferred income tax and social contribution

Deferred income tax and social contribution are recognized on: (1) accumulated income tax carried forward

(In thousands of Reais, except as otherwise stated)

losses and negative basis of social contribution, and (2) temporary differences arising from differences between the tax bases of assets and liabilities and their carrying values in the financial statements. Deferred income tax is determined using the tax rates (and tax laws) enacted, or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify the deferred tax credit and debit balances.

Deferred tax assets on income tax and social contribution are recognized only in the event of a profitable track record and/or when the annual forecasts prepared by the Company, examined by the Fiscal Council and Statutory Audit Committee and approved by other Management bodies, indicate the likelihood of the future realization of those tax balances.

The balances of deferred income tax and social contribution assets and liabilities are shown in the balance sheet at their net amounts, when there is both a legal right and an intention to offset them at the time when the current taxes are ascertained, usually in relation to the same legal entity and the same taxation authority. Thus, deferred tax assets and liabilities belonging to different entities are in general shown separately, not at their net amounts.

As at March 31, 2019 and December 31, 2018, the prevailing tax rates were 25% for income tax and 9% for social contribution. The tax incentives shown in Note 25 are also being considered in deferred taxes. In addition, there is no statute of limitation with regard to the income tax and social contribution carried forward losses, which it can be offset by up to 30% of the taxable profit reached at each fiscal year, according to the current tax legislation.

The amounts recorded are as follows:

	Parent Company		Consolidated	
	03/2019	**12/2018**	**03/2019**	**12/2018**
Losses carried forward – income tax and social contribution	-	-	850,071	896,100
Temporary differences:				
Provision for legal and administrative proceedings	17,802	3,345	284,471	293,349
Losses on doubtful accounts	-	-	249,823	244,428
Adjustments to present value – 3G license	-	-	8,638	9,124
Deferred income tax on accounting adjustments	53,569	53,569	57,870	58,268
Lease of LT Amazonas infrastructure	-	-	26,079	24,978
Profit sharing	861	624	31,881	22,181
Taxes with suspended enforceability	-	-	12,872	12,872
Amortized goodwill – TIM Fiber	-	-	(370,494)	(370,494)
Derivative financial instruments	-	-	(21,608)	(22,551)
Capitalized interest on 4G authorization	-	-	(306,440)	(301,525)
Deemed costs – TIM S.A.	-	-	(78,865)	(82,042)
Other	-	-	131,582	74,821
	72,232	57,538	875,880	859,509
Unrecognized deferred income tax and social contribution	(72,232)	(57,538)	(72,232)	(57,538)
	-	-	803,648	801,971
Deferred tax assets portion	-	-	803,648	801,971
Deferred tax liabilities portion	-	-	-	-

TIM S.A.

As previously communicated to the market, TIM Celular S.A. merged into TIM S.A. (previously named "Intelig Telecomunicações Ltda.") on October 31, 2018 with the main objective of reducing the operating costs of the

(In thousands of Reais, except as otherwise stated)

companies involved, creating synergies and enabling the achievement of the corporate purposes of the two companies. Thus, after the merger, tax credits may also arise from tax losses and negative social contribution base on the income of TIM S.A., considering that the latter, based on the consolidated results of TIM Celular after the said merger, estimates that the taxable income will be sufficient to use the said deferred credits.

On September 30, 2018 the Company recorded total deferred tax assets of R$952,368 arising from amounts that may be used as tax losses (R$702,619) and the negative base of social contribution on income (R$249,749), since all of the factors required for the merger were controlled by Management, such as: (i) the feasibility studies regarding the use of tax benefits was completed and approved by the Company's governance bodies, as provided for in CVM 371/02; (ii) definition of the actual corporate restructuring schedule upon the merger; (iii) obtaining of approvals and/or consent of third parties (ANATEL and BNDES) by the Company, among other factors.

Expectation of recovery of tax credits

The estimates regarding the recovery of tax assets were calculated taking into account the financial and business assumptions available at the close of the first quarter of 2019.

Based on these projections, the Company expects to recover the credits as follows:

	Deferred income and social contribution taxes
2019	102,835
2020	189,756
2021	267,496
2022 onwards	289,985
Tax losses and negative base	850,072
Temporary differences	(46,424)
Total	803,648

(In thousands of Reais, except as otherwise stated)

The subsidiary has set up deferred income and social contribution tax credits on its total tax losses, negative basis of social contribution and temporary differences, based on the history of profitability and projected future taxable earnings.

The subsidiary used credits related to tax losses carried forward and the negative basis of social contribution in the amount of R$46,028 for the period ended March 31, 2019 (R$52,126 on March 31, 2018).

Unrecognized deferred tax assets

Considering that TIM Participações S.A. does not carry out activities that could generate taxable profits, deferred tax credits arising from income tax and social contribution tax losses and temporary differences, totaling R$138,939 as at March 31, 2019 (R$107,092 on December 31, 2018) were not recognized.

11. Prepaid expenses

	Consolidated	
	03/2019	12/2018
	971,787	346,441
Fistel (1)	610,881	-
Advertising not released (2)	101,014	76,651
Rentals and insurance	79,665	78,005
Network swap (3)	-	11,449
Incremental costs for obtaining client contracts (4)	167,844	173,056
Other	12,383	7,280
Current portion	(899,420)	(272,060)
Non-current portion (iii)	72,367	74,381

(i) The Fistel fee, paid in March 2019, refers to the year 2019 and is being appropriated monthly to income for the period at the rate of $1/12^{th}$.

(ii) Represents the early payment of expenses from the advertising of TIM brand's products and services, which were recognized in income for the period during which the advertising was broadcast.

(iii) On April 1, 2010, the subsidiary TIM S.A. and GVT entered into an onerous contract and a reciprocal agreement for the assignment of fiber optic infrastructure (network swap), in order to expand their respective areas of operation. Given the economic nature of the transaction, the amount was recognized in the (current and non-current) prepaid expenses and deferred revenue (current and non-current) and is amortized to income according to the contract's term. This contract is within the scope of IFRS 16/CPC 06 (02). Therefore, it was reclassified to right-of-use in lease under property, plant and equipment, as shown in Note 2.f.

(iv) This is mainly represented by incremental costs related to sales commissions paid to sales agents in order to obtain customer contracts arising from the adoption of IFRS 15/CPC47, which are amortized to income according to the term and/or economic benefit of the contract, which is usually two years. The reclassified balance of the "intangible assets" account as at January 1, 2018 was R$128,760.

12. Judicial deposits

(In thousands of Reais, except as otherwise stated)

These are recorded at their historical costs and updated according to the legislation in force:

	Parent Company		Consolidated	
	03/2019	12/2018	03/2019	12/2018
	105,218	131,270	1,296,828	1,345,113
Civil	4,464	4,546	330,531	334,028
Labor	69,842	106,335	434,932	492,000
Tax	1,780	1,763	291,967	299,310
Regulatory	-	-	111	111
Online attachment (*)	29,132	18,626	239,287	219,664

(*) Refers to blocked judicial deposits directly on the Company´s bank accounts and financial investments related to certain judicial proceedings. This amount is analyzed periodically and, when identified, is reclassified to one of the other specific accounts of judicial deposits.

Civil

These are court deposits to guarantee the execution of civil proceedings where the Company is challenging the amounts involved. Most of these proceedings refer to lawsuits filed by customers, involving issues of consumer rights, among others.

There are some legal proceedings challenging the amounts fixed by ANATEL to leave certain transmission sub-bands to allow the implementation of 4G technology. In this case, the updated court deposit amounted to R$67,380 (R$66,700 as at December 31, 2018).

Labor

These are amounts deposited in court as guarantees for the execution and the filing of appropriate appeals, where the relevant matters or amounts involved are still being discussed. The total amount has been allocated between the various claims filed by registered employees and third-party service providers.

Tax

The Company and its subsidiary have made court deposits related to various current tax court proceedings. These deposits refer mainly to the following matters:

(i) 2% increase in the ICMS rate for the Fund for the Eradication of Poverty ("FECP") in the State of Bahia on prepaid telephone services provided by the Company. The current value of these deposits is R$96,105 (95,322 as at December 31, 2018).

(ii) Use of credit for the purchase of electricity used directly by the companies for production purposes. The court is likely to give a favorable judgment. The current value of these deposits is R$71,596 (R$74,358 as at December 31, 2018).

(In thousands of Reais, except as otherwise stated)

(iii) Liability for CPMF on the Company's capitalization of loans; recognition of the right not to pay contributions allegedly due on mere changes in the ownership of current accounts as a result of a takeover. The current value of these deposits is R$10,108 (R$10,026 as at December 31, 2017).

(iv) Constitutionality of the collection of the Operations Monitoring Charge ("TFF") by a number of municipal authorities. The current value of these deposits is R$16,907 (R$16,719 as at December 31, 2017).

(v) Failure to approve the offsetting of federal debts against credits for withholding tax ("IRRF") because it is alleged that the credits are insufficient, as well as the deposit placed to ensure the issue of a Tax Clearance Certificate. The current value of these deposits is R$10,947 (R$10,868 as at December 31, 2018).

(vi) Liability for ISS (Tax on Services) on import services and outsourced services; alleged failure to pay for land clearance and Base Transceiver Station ("BTS") maintenance services, for ISS on the Company's services and for ISS on co-billing services and software licensing (Blackberry). The Company´s right is to take advantage of the benefit of spontaneous declaration in order to reverse confiscatory fines for late payment. The current value of these deposits is R$7,590 (R$7,519 as at December 31, 2018).

(vii) Ancillary services provided for in ICMS Agreement 69/98 related to ICMS levied on amounts related to communications services charged for access, subscription, activation, habilitation availability, subscription and use of services, among others. The current value of these deposits is R$3,407 (R$4,793 as at December 31, 2018).

(viii) Requirement by ANATEL of the Public Price Referring to the Administration of Numbering Resources. The current value of these deposits is R$3,403 (R$3,380 as at December 31, 2018).

(ix) Deposit made by TIM S.A. related to the unconstitutionality and illegality of charging by the Telecommunications Services Universalization Fund ("FUST"). Plea for the recognition of the right not to pay FUST, and not to include in its calculation base interconnection and Industrial Exploration of Dedicated Line ("EILD") revenue, as well as for the right not to be charged retroactively for differences arising from failure to comply with ANATEL Ruling 7/2005. The current value of these deposits is R$56,569 (R$56,088 as at December 31, 2018).

13 Investment – Parent Company

The equity interest in the subsidiary is valued using the equity method only in the individual financial statements.

(a) Interest in subsidiary

Consolidated

(In thousands of Reais, except as otherwise stated)

	03/2019 TIM S.A.	12/2018 TIM S.A.
Number of shares held	42,296,789,606	42,296,789,606
Interest in total capital	100%	100%
Shareholders' equity	19,742,882	19,526,515
Net income for the period	213,721	2,672,647
Equity in income from subsidiaries	213,721	2,672,647
Investment amount	19,742,882	19,526,515

(b) Changes in investments in subsidiaries

	TIM Celular	TIM S.A.	Total
Balance of investments as at December 31, 2017	16,724,656	1,231,926	17,956,582
Equity in income from subsidiaries	-	2,672,647	2,672,647
TIM Celular merger effect	(16,724,656)	16,724,656	-
Stock options	-	3,170	3,170
Retirement complement	-	(142)	(142)
Interest on equity	-	(953,795)	(953,795)
Supplementary dividends	-	(89,828)	(89,828)
Impact from initial adoption of the new accounting standards		(62,119)	(62,119)
Balance of investments as at December 31, 2018	-	19,526,515	19,526,515
Equity pick-up		213,721	213,721
Stock options		2,646	2,646
Balance of investments as at March 31, 2019	-	19,742,882	19,742,882

14 Property, plant and equipment

Property, plant and equipment are stated at acquisition and/or construction cost, less accumulated depreciation and impairment losses (the latter only if applicable). Depreciation is calculated based on the straight-line method over terms that take into account the expected useful lives of the assets and their residual values.

The estimated costs of dismantling towers and equipment on rented properties are capitalized and depreciated over the estimated useful lives of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability "provision for future asset retirement". Interest incurred on updating the provision is classified within financial expenses.

Gains and losses on disposal are determined by comparing the amounts of these disposals with the carrying values at the time of the transaction and are recognized in "other operating expenses (revenue), net" in the statement of income.

(a) Changes in property, plant and equipment

(In thousands of Reais, except as otherwise stated)

	Consolidated					
	Balance for Dec/18	Adoption of IFRS 16/ CPC 06 (R2)	Additions	Disposals	Transfers	**Balance for Mar/19**
Total cost of property, plant and equipment, gross	33,832,803	5,256,114	595,947	(441,110)	9,214	39,252,968
Commutation/transmission equipment	20,806,249	-	162	(112,400)	540,452	21,234,463
Fiber optic cables	762,175	-	-	-	27,769	789,944
Leased handsets	2,313,945	-	(66)	(5,746)	47,275	2,355,408
Infrastructure (a)	6,133,810	-	-	(317,292)	(73,892)	5,890,410
Informatics assets	1,679,328	-	-	(6,347)	9,945	1,682,926
General use assets	796,839		-	(183)	13,527	810,183
Rights of use in lease (b) (Note 2.f)	-	5,256,114	135,839	-	9,214	5,401,167
Land	40,794	-	-	-	-	40,794
Construction in progress	1,299,663	-	460,012	858	(712,860)	1,047,673
	-					-
Accumulated depreciation	(22,629,181)	-	(873,104)	120,601	-	(23,381,684)
Commutation/transmission equipment	(14,936,069)	-	(387,808)	110,884	-	(15,212,993)
Fiber optic cables	(345,532)	-	(17,067)	-	-	(362,599)
Leased handsets	(2,132,227)	-	(30,519)	1,974	-	(2,160,772)
Infrastructure	(3,157,890)	-	(112,441)	1,213	-	(3,269,118)
Informatics assets	(1,512,114)	-	(16,779)	6,347	-	(1,522,546)
General use assets	(545,349)	-	(11,362)	183	-	(556,528)
Right-of-use in lease	-	-	(297,128)	-	-	(297,128)
Total property, plant and equipment, net	11,203,622	5,256,114	(277,157)	(320,509)	9,214	15,871,284
Commutation/transmission equipment	5,870,180	-	(387,646)	(1,516)	540,452	6,021,470
Fiber optic cables	416,643	-	(17,067)	-	27,769	427,345
Leased handsets	181,718	-	(30,585)	(3,772)	47,275	194,636
Infrastructure (a)	2,975,920	-	(112,441)	(316,079)	73,892	2,621,292
Informatics assets	167,214	-	(16,779)	-	9,945	160,380
General use assets	251,490	-	(11,362)	-	13,527	253,655
Right-of-use in lease (Note 2.f)	-	5,256,114	(161,289)	-	9,214	5,104,039
Land	40,794	-	-	-	-	40,794
Construction in progress	1,299,663	-	460,012	858	(712,860)	1,047,673

(a) In 2019, the amount of the leaseback of Towers was remeasured for better alignment with the methodology set forth by new standard IFRS 16, excluding projected inflation on futures earnings, in the amount of R$315,976.

(b) Restated by lease agreements on identifiable assets eligible under the new standard IFRS16 / CPC 06 (R2). Basically: lease of network infrastructure, vehicle leases, store leases and property leases, as follows:

	Consolidated					
	Lease operation - network	Lease operation - vehicles	Lease operation – Stores & kiosks	Lease operation - Property	Lease operation – Land (Network)	Total
Balances as at December 31, 2018	2,625,145	6,792	375,286	1,540,685	717,418	5,265,327
Additions in the period	32,538	3,233	52,525	10,267	37,276	135,840
Depreciation	(116,069)	(1,457)	(28,621)	(68,092)	(82,888)	(297,128)
Balances as at March 31, 2019	2,541,614	8,568	399,191	1,482,860	671,806	5,104,039

(In thousands of Reais, except as otherwise stated)

Useful life - %	17.91	82.64	33.33	18.03	47.96

Construction in progress represents the cost of projects in progress related to the construction of network and/or other intangible assets over the period of their construction and installation, until the date when they start operating, when they will be transferred to their corresponding asset accounts.

(b) Depreciation rates

	Annual rate %
Commutation/transmission equipment	8 to 14.29
Fiber optic cables	4 to 10
Free-leased handsets	14.28 to 50
Infrastructure	4 to 20
Informatics assets	10 to 20
General use assets	10 to 20
Right-of-use in lease	8 to 83

In 2018, pursuant to IAS 16 (CPC 27), approved by a CVM Deliberation, the Company and its subsidiaries assessed the useful life estimates for their property, plant and equipment, concluding that there were no significant changes or alterations to the circumstances on which the estimates were based that would justify changes to the useful lives currently in use. To determine the useful lives of the assets, the Company considers not just the type of asset, but also the way it is used and the conditions in which the asset is used.

15. Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and impairment losses (if applicable), and reflect: (i) the purchase of authorizations and rights to use radio frequency bands, and (ii) software in use and/or development. Intangibles also include: (i) the purchase of the right to use the infrastructure of other companies, (ii) customer lists, (iii) goodwill on purchases of companies, and (iv) costs of commission paid to dealers to obtain a new client.

Amortization charges are calculated using the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations and in the case of costs of commission for the term of the agreement, as mentioned in Note (f) below. The useful life estimates of intangible assets are reviewed regularly.

Any financial charges on funds raised (that is, without a specific destination) and used to obtain a qualifying asset, meaning an asset that requires a significant time to be ready for use, are capitalized as a portion of the cost of the asset when it is likely to bring future economic benefits to the entity and such costs can be accurately measured. These costs are amortized throughout the estimated useful lives of the assets.

The amounts of the SMP authorizations and rights to use radio frequencies, as well as software, goodwill and other items, were recorded as follows:

(a) Changes in intangibles

	Consolidated					
	Balance for Dec/18	Additions/ Amortization	Transfers	Disposals	Capitalized interests	Balance for Mar/19
Total cost of intangible assets, gross	29,366,779	197,834	-	(28,874)	25,511	29,561,250
Right to use software	17,142,641	-	-	289,437	-	17,432,078

(In thousands of Reais, except as otherwise stated)

Authorizations	7,638,970	6,319	-	633,644	-	8,278,933
Goodwill	1,527,219	-	-	-	-	1,527,219
Right to use the infrastructure of LT Amazonas	198,202	-	-	(28,874)	-	169,328
Other assets	307,654	-	-	192	-	307,846
Intangible assets under development	2,552,093	191,515	-	(923,273)	25,511	1,845,846
Accumulated amortization	(18,684,775)	(471,109)	-	-	-	(19,155,884)
Right to use software	(13,681,086)	(353,149)	-	-	-	(14,034,235)
Authorizations	(4,845,642)	(109,944)	-	-	-	(4,955,586)
Right to use the infrastructure of LT Amazonas	(52,441)	(1,940)	-	-	-	(54,381)
Other assets	(105,606)	(6,076)	-	-	-	(111,682)
Total intangible assets, net	10,682,004	(273,275)	-	(28,874)	25,511	10,405,366
Right to use software (c)	3,461,555	(353,149)	-	289,437	-	3,397,843
Authorizations	2,793,328	(103,625)	-	633,644	-	3,323,347
Goodwill (d)	1,527,219	-	-	-	-	1,527,219
Right to use the infrastructure of LT Amazonas (e)	145,761	(1,940)	-	(28,874)	-	114,947
Other assets	202,048	(6,076)	-	192	-	196,164
Intangible assets under development (f)	2,552,093	191,515	-	(923,273)	25,511	1,845,846

In 2019, the amount of line item "Right to use Infrastructure – LT Amazonas" was remeasured for better alignment with the methodology set forth in new standard IFRS16, excluding projection inflation on future earnings, in the amount of R$28,874.

Construction in progress represents the cost of projects in progress related to the acquisition of 4G authorizations and/or other intangible assets during the period of their construction and installation, up to the moment when they enter into operation, whereupon they will be transferred to the corresponding accounts for these assets. In addition, these intangible assets were assessed for impairment as at December 31, 2018 and 2017, with no necessary adjustment.

(b) Amortization rates

	Annual rate %
Right to use software	20
Authorizations	5 to 50
Cost of deferred commission to dealers	50
List of clients	18
Right to use infrastructure	5
Other assets	7 to 10

(c) Right to use software

The costs associated with maintaining software are recognized as expenses as they are incurred. Identifiable and unique development costs that are directly attributable to the design and testing of software products controlled by the Group are recognized as intangible assets when all capitalization criteria are met.

Directly attributable costs, which are capitalized as part of the software product, include costs for employees directly allocated to its development.

(d) Goodwill from previous years

(In thousands of Reais, except as otherwise stated)

The Company and its subsidiary have the following goodwill based on expectations of future profitability as at December 31, 2018 and December 31, 2017:

Goodwill on acquisition of TIM S.A. - The goodwill arising from the acquisition of TIM S.A. (formerly Intelig) in December 2009 in the amount of R$210,015 is based on the subsidiary's expected profitability. The recoverability of goodwill is tested annually through impairment testing.

Goodwill from TIM Fiber SP and TIM Fiber RJ acquisitions - At the end of 2011, the subsidiary acquired Eletropaulo Telecomunicações Ltda. (which subsequently had its trade name changed to TIM Fiber SP Ltda. – "TIM Fiber SP") and AES Communications Rio de Janeiro S.A. (which subsequently had its trade name changed to TIM Fiber RJ S.A. – "TIM Fiber RJ"). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively.

TIM Fiber SP Ltda. and TIM Fiber RJ. S.A. were merged into the subsidiary on August 29, 2012.

The subsidiary recorded the goodwill allocation related to the purchase of the companies TIM Fiber SP and TIM Fiber RJ, at the end of the purchase price allocation process, in the amount of R$1,159,648.

Goodwill from the acquisition of minority interests in TIM Sul and TIM Nordeste - In 2005, the Company acquired all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações, converting these companies into full subsidiaries. The goodwill resulting from this transaction amounted to R$157,556.

As required by the accounting standards, the Company tests goodwill on business combinations involving TIM Group companies annually for impairment, and the methods and assumptions used by Management in the impairment testing of goodwill mentioned above are summarized below:

The Company's Management understands that the smaller cash generating units, for the purposes of testing the impairment of goodwill on the purchase of the aforementioned companies, refer to the business at a consolidated level, and therefore should be assessed at the level of TIM Participações. This methodology is aligned with the strategic direction of the Company and its subsidiary.

Consequently, the impairment testing of the goodwill used this CGU (TIM Participações) and the value in use method, with the principal assumptions used in impairment testing being summarized below:

- Progressive decrease of the prepaid customers base and, in accordance with the historical trend and the industrial plan, this is being offset by greater penetration of postpaid services, in line with the Company's business plan prepared for the period of 3+2 years, when the cash flow will stabilize, and the growth can be estimated based on perpetuity.

- Operation and maintenance cost estimates considering the change in the client base, occasional scale gains and inflation effects. The inflation rate expected by the Company for operational expenses (3.97% p.a. on average) is in line with the estimates prepared by representative market institutions.

- Considering that it is an ongoing business, from the fifth year, a perpetual nominal growth rate of cash flow of 2.50% p.a. was estimated.

- The discount rate for the estimated future cash flow was 10.70% p.a., while 14.77% is the equivalent discount rate to the same value in use excluding the impact of income taxes from the future cash flow.

(In thousands of Reais, except as otherwise stated)

As at March 31, 2019, the Company did not identify any indicators of impairment, and therefore, there was no need to review the impairment test during the period.

(e) Infrastructure use rights - LT Amazonas

The subsidiary signed agreements for the right to use the infrastructure of companies that operate electric power transmission lines in Northern Brazil. Such agreements fall within the scope of ICPC 3 (IFRIC 4) and are classified as financial leases.

Additionally, the subsidiary entered into network infrastructure sharing contracts with Telefônica Brasil S.A. also in the Northern region. In these contracts, both operators optimize resources and reduce their operational costs (Note 16).

(f) Auction and payment of 4G License 700 MHz

Intangible assets in progress are substantially represented by costs for the development of 4G technology, which include: (i) amounts paid to obtain 4G Licenses; (ii) costs for cleaning the 700 MHZ frequency band; and (iii) financial costs capitalized on qualifiable assets, as detailed below:

(i) On September 30, 2014, the subsidiary purchased Lot 2 in the Auction of the 700 MHz band in the amount of R$1,739 million. In December 2014, the Company paid R$1,678 million. The remaining balance of R$61 million was recorded as debt, as provided for in the call notice.

The subsidiary is challenging the remaining balance with ANATEL, which is subject to interest rates of 1% p.m. and monetary adjustment at the IGP-DI. These amounts are capitalized by the Company. The impact for the period ended March 31, 2019 was R$1,032 (R$1,621 on March 31, 2018) of interest and R$-539 (R$1,647 on March 31, 2018) of monetary adjustments.

(ii) Additionally, as determined in the call notice, the Company has borne the costs for the cleaning of the frequency band purchased. The nominal amount due from the Company in relation to the cleaning of the 700 MHZ frequency of the lot purchased was R$904 million. The Company also had an additional cost of R$295 million related to the portion that has not been bought in the auction, and that was subsequently split by ANATEL among the companies that won the auction, totaling R$1,199 million.

In order to perform the spectrum cleaning activities, in March 2015 TIM, together with other companies that won the auction, have constituted a Redistribution and Digitalization Management Entity for TV and RTV Channels, named *"Entidade Administradora da Digitalização"*, or "EAD". From 2015 to 2018, TIM, along with the other companies that won the auction, will disburse amounts in accordance with the schedule provided for in the public notice to cover the EAD costs related to these cleaning activities. Because the amount payable of R$1,199 million relates to a long-term obligation, it was reduced by R$47 million through an adjustment to Net Present Value ("NPV"). The Company made the payments as at April 9, 2015, January 26, 2017 and January 16, 2018 in the amounts of R$370,379, R$858,991 and R$142,862, respectively.

The license mentioned above relates to the concept of a qualifying asset. Consequently, the finance charges on funds raised without a specific destination, used for the purpose of obtaining a qualifying asset, are capitalized at the average rate of 7,39% per annum in connection with the borrowing and financing in force during the period. The amount capitalized during the period ended March 31, 2019 was R$24,479 (R$45,251 as at March 31, 2018).

16 Finance leases

Leases in which the Company, as the lessee, substantially holds all of the risks and benefits of ownership, are classified as financial leases, which are capitalized at the beginning of the lease at the lower of the fair value of the leased item and the present value of the payments provided for in the agreement. Interest related to the leases is taken to income as financial costs over the term of the contract.

The subsidiary entered into tower lease agreements, as a lessee, arising from a sale and financial leaseback operation involving the sale of an asset and the concomitant lease of the same asset by the purchaser to the seller.

The subsidiary recognized a liability corresponding to the present value of the compulsory minimum installments under the agreement.

Leases in which the Company, as lessor, substantially transfers the risks and benefits of the ownership to the other party (the lessee) are classified as financial leases. These lease values are transferred from the intangible assets of the Company and are recognized as a lease receivable at the lower of the fair value of the leased item and/or the present value of the receipts provided for in the agreement. Interest related to the lease is taken to income as financial income over the contractual term.

Asset leases are financial assets registered and/or measured at amortized cost.

(In thousands of Reais, except as otherwise stated)

Assets

	Consolidated	
	03/2019	12/2018
LT Amazonas	159,677	208,049
	159,677	208,049
Current portion	(4,517)	(22,491)
Non-current portion	155,160	185,558

LT Amazonas

As a result of the agreement entered into with LT Amazonas, the subsidiary entered into network infrastructure sharing agreements with Telefônica Brasil S.A. Under these agreements, the subsidiary and Telefônica Brasil S.A. make joint investments in the Northern region of Brazil. The subsidiary has receivables against Telefônica Brasil S.A. that have to be paid on a monthly basis for a period of 20 years. These amounts are annually restated by IPC-A (Price Index Rate). The consolidated nominal amount of future installments receivable by the subsidiary is R$4334,046.

The table below includes the schedule of cash receipts for the agreement currently in force. The amounts represent the cash receipts estimated in the signed agreements, and are stated at their nominal amounts. It is worthwhile noting that these balances differ from those shown in the books since, in the case of the latter, the amounts are shown at their present value:

	Nominal amount	Present value
Up to March 2020	23,206	4,517
April 2020 to March 2024	92,826	63,471
April 2024 onwards	218,014	91,689
	334,046	159,677

The present value of installments receivable is R$159,677 (R$208,049 as at December 31, 2018), consisting entirely of principal and estimated as at the date of execution of agreements entered into with the transmission companies, projecting future cash receipts discounted at 12.56% per annum. In 2019, its value was reassessed to better align it with the methodology of the new standard IFRS 16, removing the component of projected inflation on future income.

(In thousands of Reais, except as otherwise stated)

Liabilities

	Consolidated	
	03/2019	12/2018
LT Amazonas (i)	281,195	359,987
Sale of towers (*leaseback*) (ii)	1,210,023	1,501,695
Other (iv)	71,904	78,392
Sub-total	1,563,122	1,940,074
Other lease operations (Note 2.f) and (iii):		
Lease– Network	2,597,590	-
Lease - Vehicles	9,206	-
Lease – Stores and kiosks	275,925	-
Lease - Properties	136,521	-
Lease - Land (network)	1,526,250	-
Lease - Fiber	700,198	-
Sub-total (IFRS/CPC 06 (R2)	5,245,690	-
Total	6,808,812	1,940,074
Current portion	(684,699)	(205,048)
Non-current portion	6,124,113	1,735,026

i) LT Amazonas

The subsidiary executed agreements for the right to use the infrastructure of companies that operate electric power transmission lines in Northern Brazil ("LT Amazonas"). The terms of these agreements are for 20 years, counted from the date on which the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, restated annually at the IPCA.

The table below presents the future payment schedule for the agreements in force. These amounts represent the estimated disbursements under the agreements executed with distributors, and are shown at their nominal amounts. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

	Nominal amount	Present value
Up to March 2020	44,079	9,578
April 2020 to March 2024	176.315	114.478
April 2024 onwards	414.220	157.139
	634,614	281,195

The consolidated nominal value of future installments due from the subsidiary is R$634,614. Its present value is R$281,195, composed entirely of principal and was estimated on the date on which the agreements were signed with the transmission companies by projecting the future payments and discounting these at 14.44% per annum. Additionally, the right to use balance of LT Amazonas also includes R$70,759 related to investments in property, plant and equipment made by the subsidiary and subsequently donated to the electric power transmission companies. These donations are already included in the contract signed by the parties. In 2019, its value was reassessed according to the IFRS 16 calculation methodology, removing the component of projected inflation on future payments and maintaining the original discount rate for calculating present value.

(In thousands of Reais, except as otherwise stated)

ii) Sale and leaseback of Towers

The subsidiary entered into two Sales Agreements with American Tower do Brasil Cessão de Infraestruturas Ltda. ("ATC") in November 2014 and January 2015 for up to 6,481 telecommunications towers then owned by TIM Celular, for an amount of approximately R$3 billion, and a Master Lease Agreement ("MLA") for part of the space on these towers for a period of 20 years from the date of transfer of each tower, under a sale and leaseback transaction, with a provision for monthly rental amounts depending on the type of tower (greenfield or rooftop). The sales agreements provide for the towers to be transferred in tranches to ATC, due to the need to meet certain conditions precedent.

In total, 5,873 transfers of towers occurred, being 54, 336 and 5,483 in the years 2017, 2016 and 2015, respectively. This transaction resulted in a sales amount of R$2,651,247, of which R$1,088,390 was booked as deferred revenue and will be amortized over the period of the contract (Note 23).

The discount rate used in the transaction was determined on the basis of observable market transactions that the Company (the lessee) would have to pay under a similar lease or loan, as mentioned below.

The table below includes the schedule of payments of the agreement in force in relation to the MLA. The amounts represent the disbursements estimated in the agreement signed with ATC, stated at their nominal amounts. It should be noted that these balances differ from those shown in the books since, in the case of the latter, the amounts are shown at their present values:

	Nominal amount	Present value
Up to March 2020	187,720	23,135
April 2020 to March 2024	750,881	498,700
April 2024 onwards	2.132,552	688,188
	3,071,153	1,210,023

The consolidated nominal amount of the sum of future installments payable by the subsidiary is R$3,071,153. The present value is R$1,210,023, consisting entirely of principal. The present value was estimated by projecting future payments discounted at the discount rates used on the transaction date, ranging from 11.01% to 17.08% per annum, and which were determined on the basis of observable market transactions that the Company (the lessee) would have to pay under a similar lease and/or loan. In 2019, its value was reassessed according to the IFRS 16 calculation methodology, removing the component of projected inflation on future payments and maintaining the original discount rate for calculating present value.

(iii) Other lease operations

In addition to the lease operations mentioned above, the Company also has lease agreements that qualify within the scope of IFRS16/COC O6 (R2).

The following table shows the payment schedule of those agreements in effect. The amounts represent the estimated disbursements within the agreements signed, and are shown at their face value. The balances differ from those shown in the books, since in the latter case the amounts are shown at present value:

	Up to March 2020	April 2020 to March 2024	April 2024 onwards	Face values	Present values
Total other lease operations	1,179,121	3,758,303	3,301,963	8,239,387	5,245,690
Lease operation - network	520,247	1,862,489	1,712,368	4,095,104	2,597,590
Lease operation - vehicles	4,658	5,761	-	10,419	9,206

(In thousands of Reais, except as otherwise stated)

Lease operation – Stores & kiosks	58,019	104,073	652	162,744	136,521
Lease operation - Property	57,454	195,970	175,727	429,151	275,925
Lease operation – Land (Network)	275,633	990,095	1,413,216	2,678,944	1,526,250
Lease operation – Fiber	263,110	599,915	-	863,025	700,198

The present value, principal and interest as at March 31, 2019 for the agreements above, was estimated on the transition date of the standard, on January 1, 2019, based on the average incremental rate of the Company's loans, namely 11.35%. Changes to the financial liabilities of lease operations are shown in Note 36.

(iv) Substantially represented by the financial leases of transmission towers.

17. Regulatory credits recoverable

These refer to Fistel credit amounts arising from the reduction of the client base, which may be offset by future changes in the base, or used to reduce future obligations, and are expected to be used toward settlement of the TFF payable to Fistel annually in the month of March.

18. Suppliers

Supplier accounts payable are obligations to pay for goods or services that were purchased in the normal course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Given the short maturity terms of these obligations, in practice they are usually recognized at the invoice value.

	Parent Company		Consolidated	
	03/2019	12/2018	03/2019	12/2018
	3,892	11,770	3,781,912	4,323,374
Local currency	3,013	11,490	3,573,584	4,158,599
Suppliers of materials and services (a)	3,013	11,490	3,461,465	4,027,092
Interconnection (b)	-	-	78,256	98,060
Roaming (c)	-	-	102	162
Co-billing (d)	-	-	33,761	33,285
Foreign currency	879	280	208,328	164,775
Suppliers of materials and services (a)	879	280	176,914	137,397
Roaming (c)	-	-	31,414	27,378
Current portion	3,892	11,770	3,781,912	4,323,374

(a) Represent the amounts to be paid to suppliers for acquisitions of materials and for the provision of services relating to tangible and intangible assets or for consumption in operations, maintenance and Management, as provided for in the agreement between the parties.

(b) This refers to the use of the networks of other landline and mobile telephone operators, with calls being initiated from TIM's network and ending on the networks of other operators.

(c) This refers to calls made by customers outside their registration area, who are therefore considered visitors

(In thousands of Reais, except as otherwise stated)

to other operator networks.

(d) This refers to calls made by a customer who has used another long-distance operator.

19. Authorizations payable

As at March 31, 2019, the Company and its subsidiary had the following commitments to ANATEL:

	Consolidated	
	03/2019	12/2018
Renewal of authorizations (i)	309,156	300,253
Updated ANATEL debt (ii)	115,349	113,547
	424,505	413,800
Current portion	(66,074)	(65,464)
Non-current portion	358,431	348,336

(i) In order to provide SMP services, the subsidiary obtained radio frequency authorizations for a fixed period, renewable for a further 15 years. The extension of the right-of-use includes the payment of 2% of the net revenue recorded in the regions covered by the authorization that ends every two years. As at March 31, 2019, the subsidiary had balance due related to the renewal of authorizations in the amount of R$270,822 (R$300,253 as at December 31, 2018).

(ii) On December 05, 2014 the subsidiary signed an Authorization Instrument for the 700 MHz band and paid an amount equivalent to R$1,678 million, recording the remaining balance of R$61 million as a financial liability, according to the payment method provided for in the call notice. Due to the absence of bids for some lots in the Call Notice for the 700 MHZ band, the subsidiary, along with other bidders, had to bear a proportion of the costs of these lots. Thus, the EAD was organized, with respect to which the total commitment assumed by the subsidiary was R$1,199 million. This amount was paid in four installments adjusted by the IGP-DI (Daily General Price Index) (Note 15.f).

As at June 30, 2015, the subsidiary filed a lawsuit challenging a surplus charge of R$61 million (R$103 million as at March 31, 2019), which is still pending trial.

(In thousands of Reais, except as otherwise stated)

The authorizations held on a primary basis by TIM S.A. as at March 31, 2019, as well as their maturity dates, are detailed below:

	Maturity date						
Authorization instruments	450 MHz	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1,800 MHz	1,900 MHz and 2,100 MHz (3G)	2,500 MHz V1 Band (4G)	2,500 MHz (P** Band (4G)	700 MHz (4G)
Amapá, Roraima, Pará, Amazonas and Maranhão	-	March, 2031*	April, 2023	April, 2023	October, 2027	Part of AR92 (PA) – February, 2024*	December, 2029
Rio de Janeiro and Espírito Santo	October, 2027	March, 2031*	ES - April, 2023	April, 2023	October, 2027	Part of AR21 (RJ) – February, 2024*	December, 2029
Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except the municipality of Pelotas and region) and the municipalities of Londrina and Tamarana, in Paraná	PR - October, 2027	March, 2031*	April, 2023	April, 2023	October, 2027	Part of AR61 (DF) – February, 2024*	December, 2029
São Paulo	-	March, 2031*	Countryside - April, 2023	April, 2023	October, 2027	-	December, 2029
Paraná (except the municipalities of Londrina and Tamarana)	October, 2027	September, 2022*	April, 2023	April, 2023	October, 2027	AR 41, except Curitiba and Metropolitan Region - February, 2024* AR41, Curitiba and Metropolitan Region -July, 2031	December, 2029
Santa Catarina	October, 2027	September, 2023*	April, 2023	April, 2023	October, 2027	-	December, 2029
Municipality and region of Pelotas, in the State of Rio Grande do Sul	-	April, 2024*	-	April, 2023	October, 2027	-	December, 2029
Pernambuco	-	May, 2024*	-	April, 2023	October, 2027	Part of AR81-July, 2031	December, 2029
Ceará	-	November, 2023*	-	April, 2023	October, 2027	-	December, 2029
Paraiba	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Rio Grande do Norte	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Alagoas	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Piauí	-	March, 2024*	-	April, 2023	October, 2027	-	December, 2029
Minas Gerais (except the municipalities of the PGO sector 3 for 3G the radio frequencies and others)	-	April, 2028*	April, 2023	April, 2023	October, 2027	Part of AR31 - February, 2030*	December, 2029
Bahia and Sergipe	-	August, 2027*	-	April, 2023	October, 2027	-	December, 2029

*Agreements already renewed for 15 years, and therefore TIM is not entitled to a further renewal period.
** Only complementary areas in some specific States.

20 Borrowing and financing

(In thousands of Reais, except as otherwise stated)

These are recorded as financial liabilities measured at amortized cost, being represented by non-derivative financial liabilities that are not usually traded before maturity.

They are initially recognized at fair value, and subsequently measured based on the effective interest rate method. The appropriation of financial expenses based on the effective interest rate method is recorded in income, under financial expenses.

Description	Currency	Charges	Maturity	03/2019	12/2018
BNDES (1)	URTJLP	TJLP to TJLP + 3.62%p.a.	Dec/19 to Jul/22	495,331	578,312
BNDES (1)	UM143	SELIC + 2.52% p.a.	Jul/22	462,381	489,421
BNDES (PSI) (1)	R$	2.50% to 4.50% p.a.	Dec/19 to Jan/21	47,651	56,804
KFW (2)	USD	Libor 6M+ 1.35% p.a.	Apr/19	44,097	43,420
KFW Finnvera (2)	USD	Libor 6M+ 0.75% p.a.	Jan/24 to Dec/25	384,411	378,595
Debentures (2)	R$	104.1% of the CDI	Jul/20	1,010,771	-
Cisco Capital (3)	USD	1.80% to 2.50% p.a.	Nov/19 to Dec/20	117,786	116,465
Total				2,562,429	1,663,017
Current				(650,480)	(698,728)
Non-current				1,911,949	964,289

Guarantees:

(1) Guaranteed by the holding company TIM Participações and collateral of some receivables of the subsidiary.
(2) Guaranteed by the holding company TIM Participações.
(3) No guarantee.

The Parent Company TIM Participações did not have borrowing and financing as at March 31, 2019.

The financing arranged by the subsidiary with BNDES was raised for the purpose of expanding the mobile phone network. The agreements include covenants that require certain financial ratios to be attained, calculated semi-annually. The Parent Company, TIM Participações, has complied with these financial ratios.

In 2018, the Company prepaid R$2,200 million of the debt to BNDES, reducing the debit balance of the facility. The decrease in the debt balance with BNDES did not change the original payment schedule of the payments due to the Bank, the last installment of which matures in July 2022. All prepayments made were intended to enable the Company effectively to manage its indebtedness and cash.

In May 2018, the Company obtained a new credit line of R$1,500 million from BNDES to finance investments in property, plant and equipment (capex) for the 2017-2019 period. Up to March 31, 2019, the Company had not used said credit facility, which will be available for use until December 2019, and its disbursement is not mandatory. The cost of this credit facility is indexed to the variations in the Long-Term Interest Rate ("TJLP") plus interest of 1.95% per year. As of March 2019, upon the execution of the Finame Direto agreement, the Company opted to cancel sub-credit "B" of this agreement.

In September 2018, the Company obtained the third tranche of the financing agreement in foreign currency to KFW Finnvera, in the amount of US$40 million (or R$167 million). In order to eliminate foreign exchange risk, a swap was contracted in advance to cover the whole debt amortization schedule.

In January 2019, through its subsidiary, the Company held the first (1st) issue of unsecured non-convertible debentures in the amount of R$1,000 million. Maturing in July 2020, the issue aimed to strengthen working capital and pays interest of 104.10% of the CDI rate.

(In thousands of Reais, except as otherwise stated)

In March 2019, the Company obtained a new credit facility in the amount of R$390 million from Finame, a company of the BNDES system. The agreement aimed to improve the conditions of one of the sub-credits, in the same amount, obtained from BNDES in May 2018, with respect to both term and cost. The cost of this credit facility is indexed to the TJLP plus interest of 1.44% per year, and its availability extends through December 2020, without any reimbursement obligations.

The table below sets forth the status of the financing and credit facilities available:

Type	Currency	Date of opening	Term	Total amount	Undrawn balance	Amount used as at March 31, 2019
BNDES (1)	TJLP	May/18	Dec/18	1,090,000	1,090,000	-
BNDES (2)	TJLP	May/18	Dec/19	20,000	20,000	-
FINAME	TLP	Mar/19	Dec/20	390,000	390,000	-
Total R$				1,500,000	1,500,000	-

Purpose:

(1) Support for the TIM investment plan for the years 2017 to 2019 including, but not limited to, the acquisition of Brazilian equipment.
(2) Investment in social projects involving the community.
(3) Investment solely toward the purchase of machinery and equipment, industrial systems and/or other components manufactured in the country.

The Investment Sustainment Program ("PSI") financing lines, obtained from BNDES, refer to specific programs of this institution and have interest rates lower than those used in BNDES' ordinary operations. The balance as at March 31, 2019, corresponding to the adjustment of the subsidy granted by the BNDES for all the PSI lines, was approximately R$58 million. This amount was recorded in "Deferred revenue" under the "Government subsidies" (Note 23) line and deferred for the useful life of the asset being financed and appropriated to income in "Subsidy income" (Note 29).

The subsidiary has swap transactions to protect itself fully against any devaluation of the Brazilian currency against the US Dollar in its borrowing and financing transactions. Nevertheless, this is not classified as hedge accounting.

The long-term portions of borrowing and financing as at March 31, 2019 mature as follows:

	Consolidated
2020	1,286,046
2021	296,627
2022	200,371
2023	32,297
2024	76,037
2025	20,571
	1,911,949

The table below includes the schedule of nominal values of borrowing and financing estimated up to the termination of the agreements.

	Nominal value

(In thousands of Reais, except as otherwise stated)

2019	686,026
2020	1,437,652
2021	327,784
2022	209,951
2023	36,095
2024	77,899
2025	21,068
	2,796,475

Borrowing fair value

In Brazil there is no consolidated long-term debt market with the characteristics of the BNDES facilities. In addition to the returns on long-term debt, the institutions take into account the social benefits of each project for which financing is granted. For the purposes of the fair value analysis, given the absence of a similar market and the requirement that the projects address governmental interests, the fair value of the borrowing is usually taken to be that shown in the accounting records.

The amount of PSI credit lines is recorded at fair value as at the withdrawal date, and the fair value is calculated considering the CDI rate as at the withdrawal date.
Another transaction contracted with extremely specific features is the financing obtained from KFW Finnvera. This transaction is secured by Finnvera, a Finnish development agency. Given the features of this transaction, the Company believes that its fair value is equal to that shown in the balance sheet.

Regarding the funds raised with Cisco Capital and KFW, current market conditions do not indicate the existence of any factor that might lead to a fair value for these transactions different to that shown in the accounting records.

21. Indirect taxes, charges and contributions payable

	Parent Company		Consolidated	
	03/2019	12/2018	03/2019	12/2018
Indirect taxes, charges and contributions payable	468	447	437,495	453,941
Value added tax on goods and services - ICMS	-	-	347,559	361,558
ANATEL taxes and charges	-	-	21,082	21,320
ISS	462	441	59,844	59,764
Others	6	6	9,010	11,299
Current portion	(468)	(447)	(434,664)	(451,169)
Non-current portion	-	-	2,831	2,772

22. Direct taxes, charges and contributions payable

The current income tax and social contribution charges are calculated based on the tax laws enacted or substantially enacted up to the balance sheet date.

Brazilian tax legislation allows companies to choose quarterly or monthly payments of income tax and social

(In thousands of Reais, except as otherwise stated)

contribution. From 2016 onward, the Company chose to make monthly payments of income tax and social contribution.

	Parent Company		Consolidated	
	03/2019	12/2018	03/2019	12/2018
Direct taxes, charges and contributions payable	46	47,285	443,352	542,213
Income tax and social contribution	-	-	333,439	372,467
PIS/COFINS	7	19,340	73,062	76,072
Other (*)	39	27,945	36,851	93,674
Current portion	(46)	(47,285)	(232,822)	(332,333)
Non-current portion	-	-	210,530	209,880

(*) Basically refers to the subsidiary joining, since 2009, the REFIS program, a federal fiscal program that permits the companies to pay the debts due on federal taxes (PIS, COFINS, IR and CSLL) in installments, the final maturity of which will be on October 31, 2024.

23. Deferred revenue

	Consolidated	
	03/2019	12/2018
Deferred revenues	1,236,349	1,313,467
Prepaid services to be provided (1)	245,740	301,621
Government grants (2)	57,949	63,731
Network swap (3)	9,265	11,449
Anticipated receipts	17,486	18,626
Deferred revenue for sale of towers (4)	883,588	897,112
Contractual liability (5)	22,321	20,928
Current portion	(351,886)	(406,867)
Non-current portion	884,463	906,600

(1) This refers to the reloading of voice and data credits not yet used by customers involving prepaid system services, which are appropriated to income when customers actually avail themselves of these services.

(2) Refers to the release of funds under the credit facility from the BNDES Investment Sustainment Program . The total sum of the subsidies granted by the BNDES through March 31, 2019, was R$203 million. This amount is being amortized according to the useful life of the asset being financed and appropriated to the "Other income (expenses), net" (Note 29).

(3) Refers mainly to the transfer of onerous contracts and reciprocal fiber optic infrastructure (Note 11).

(4) Refers to amounts to be appropriated from sales of towers (Note 16).

(In thousands of Reais, except as otherwise stated)

(5) Contracts with customers.

As at March 31, 2019, the balance of contractual assets and liabilities was as follows:

	03/2019
Contractual assets	-
Contractual liabilities	(22,320)

Contracts with costumers gave rise to the allocation of discounts under combined loyalty offers, where discounts may be given on equipment and/or services, generating a contractual asset or liability, respectively, depending on the nature of the offer in question.

Summary of the main changes during the period:

	Contractual asset (liability)
Balance as at January 1, 2019	(20,798)
Additions	(7,136)
Write-offs	5,614
Balance as at March 31, 2019	(22,320)

The estimated realization of the balances of contractual assets and liabilities is described below:

	2019	2020	2021
Contractual asset (liability)	(14,976)	(7,189)	(155)

In accordance with paragraph 121 of IFRS 15, the Company is not presenting the effects of the information on contracts with customers that are effective for less than one year.

24. Provision for legal and administrative proceedings

The Company and its subsidiary are parties to legal and administrative proceedings in the civil, labor, tax and regulatory spheres which arise in the normal course of their business.

The provision is set up at an amount deemed sufficient and adequate to cover losses and risks considered probable, based on an analysis by the Company's legal consultants and by Management. Situations where losses are considered probable or possible are subject to registration and disclosure, respectively, for their adjusted amounts, and those where losses are considered remote are not disclosed.

The updated provision set up for legal and administrative proceedings is made up as follows:

	Parent Company		Consolidated	
	03/2019	12/2018	03/2019	12/2018
Provision for legal and administrative proceedings	52,358	9,837	826,039	849,408

(In thousands of Reais, except as otherwise stated)

Civil (a)	-	-	117,707	111,301
Labor (b)	52,358	2,646	376,487	435,438
Tax (c)	-	7,191	300,187	271,214
Regulatory (d)	-	-	31,658	31,455

The changes in the provision for legal and administrative proceedings can be summarized as follows:

	Dec/2018	Additions, net of reversals	Payments	Monetary adjustment	Mar/2019
	849,408	95,108	(157,432)	38,955	826,039
Civil (a)	111,301	66,157	(70,215)	10,463	117,706
Labor (b)	435,438	14,463	(83,170)	9,756	376,487
Tax (c)	271,214	14,492	(4,018)	18,499	300,187
Regulatory (d)	31,455	(4)	(29)	237	31,659

The Company and its subsidiary are subject to various legal and administrative proceedings filed against them by consumers, suppliers, service providers, consumer protection agencies and public finance agencies, in connection with a number of issues that arise in the regular course of business of the entities. The main cases are summarized below:

a. Civil proceedings

a.1. Consumer lawsuits

The subsidiaries are parties to lawsuits that refer to some claims that have been filed by consumers at the legal and administrative levels. These claims, which amount to R$94,532 (R$86,039 as at December 31, 2018) basically refer to alleged incorrect collections, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in credit protection services.

a.2. Consumer protection agencies

TIM is a party to court and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies arising from consumer complaints that include: (i) alleged failure to provide network services; (ii) challenges related to the quality of client assistance; (iii) alleged violation of SAC Decree; (iv) alleged violation of agreements; (v) alleged false advertising; and (vi) discussion of the amounts charged by the Company to its customers related to loyalty fines in the case of handset theft. The amounts involved total R$3,247 (R$5,814 as at December 31, 2018).

a.3. Former trade partners

TIM is a defendant in lawsuits filed by former trade partners claiming, among others, amounts on the basis of alleged non-compliance with agreements. The amounts involved total R$10,395 (R$10,378 as at December 31, 2018).

a.4. Others

TIM is a defendant in other non-consumer lawsuits filed by different agents to challenge, among others: (i) the

(In thousands of Reais, except as otherwise stated)

renewal of lease agreements; (ii) share subscription; (iii) indemnities; (iv) alleged non-compliance with agreements; and (v) collection suits. The amounts involved total R$3,496 (R$3,060 as at December 31, 2018).

a.5 Social, environmental and infrastructure

The subsidiaries are parties to lawsuits involving various agents challenging several licensing aspects, such as environmental licensing and structure licensing (installation/operation). The amounts involved total R$253 (R$239 as at December 31, 2018).

a.6 ANATEL

The subsidiaries are parties to lawsuits filed against ANATEL, challenging: (i) a debit related to the collection of 2% on revenue from value added services ("VAS") and interconnection; (ii) *pro rata* monetary restatement applied to the price proposal established in the call notice for use of 4G frequencies; and (iii) alleged non-compliance with service quality targets. The amounts involved are equivalent to R$1,283 (R$1,270 as at December 31, 2018).

b. Labor proceedings

Below is a summary of the key labor proceedings claims with a likelihood of loss considered probable:

Refer to various labor claims filed by former employees in relation to issues such as salary differences, parity, payment of variable compensation/commission, legal additions, overtime and other provision set forth in the period preceding the privatization process, and also claims filed by former employees of service providers who, taking advantage of the labor legislation currently in force, require the Company and/or its subsidiary to be held liable for labor obligations not complied with by the service providers contracted.

Of the total number of 3,855 labor claims as at March 31, 2019 (3,948 as at December 31, 2018) filed against the Company and its subsidiary, most of them relate to claims involving former employees of service providers, followed by claims filed by the Company's own employees. The provision for these proceedings amounts to R$367,618, monetarily restated (R$ R$426,570 as at December 31, 2018). During the fiscal year 2018, according to the opinion of the Company's legal counsel, the chances of loss of certain labor claims changed from possible loss to probable loss, with a corresponding provision being therefore set up.

A significant portion of this provision refers to organizational restructuring procedures, of which the Company highlights the closing of the activities of the call centers, as well as proceedings related to TIM's internal sites, which led to the termination of employee contracts. As at March 31, 2019, the provision for these proceedings totaled R$26,130, monetarily restated (R$27,981 as at December 31, 2018).

c. Tax processes

	03/2019	12/2018
Federal taxes	81,899	82,033
State taxes	132,635	103,546
Municipal taxes	1,731	1,713
TIM S.A. proceedings (purchase price allocation)	83,922	83,922
	300,187	271,214

(In thousands of Reais, except as otherwise stated)

The total provision recorded is substantially composed of the following proceedings, and the amounts indicated are estimated using the indices established by the federal government for taxes in arrears, being linked to the variations in the SELIC rate:

Federal taxes

The provision is substantially composed of the following proceedings:

(i) The provision for TIM S.A. has been made for 34 cases challenging the taxes levied on CIDE, CPMF, CSLL and IRRF transactions, the voluntary reporting of the penalty regarding FUST payments and ancillary obligations. From these cases, the main amounts relate to court actions in which TIM intends to have the right not to pay the CPMF (a Federal contribution on financial movements) allegedly due to simultaneous purchase and sale transactions in foreign currency and changes to accountholders as a result of mergers, with updated provision amounts totaling R$9,393 (R$ R$9,335 as at December 31, 2018), as well as the amount corresponding to the fine and interest on FUST contribution for the year 2009, which does not include the benefits of voluntary reporting, for which the amount provided and updated is R$14,190 (R$14,060 as at December 31, 2018).

(ii) Additionally, in the fourth quarter of 2018, the Company set up a provision for a lawsuit seeking to collect social security contribution withheld at a rate of 11%, to which payments made by the Company to other legal entities as compensation for sundry activities should have supposedly been subject. The amount provisioned and updated is R$37,020 (R$36,685 as at December 2018).

State taxes

The provision is substantially composed of the following proceedings:

The provision for TIM S.A. covers 38 proceedings, of which the most important are: (i) the amounts for tax assessments questioning the usage of ICMS debits, as well as the documentation supporting the credits appropriated by the Company, for which the updated amount provided is R$53,663 (R$42,628 as at December 31, 2018), (ii) amounts allegedly not subject to taxation, regarding the provision of telecommunication services, for which the updated amount is R$4,883 (R$4,829 as at December 31, 2018), (iii) the cancellation of telecommunications services due to improper invoicing/subscription fraud, and alleged incorrect use of credit and duplication of ICMS, the updated amount of which is R$24,851 (R$24,646 as at December 2018), and (iv) charges in view of alleged differences with respect to both inflow and outflow of goods, in accordance with a quantitative stock taking procedure, the updated amounts of which are equivalent to R$15,001 (provision for this proceeding established in March 2019, without a corresponding amount as at December 31, 2018).

Municipal taxes

These include the amounts involved in assessments questioning the withholding and payment of the ISS-source on services provided by third parties with no employment relationship, as well as the payment of own ISS regarding co-billing services.

TIM S.A PPA

Tax proceedings arising from the acquisition of TIM S.A and included in its purchase price allocation process, totaling R$83,922 (R$83,922 as at December 31, 2018).

d. Regulatory processes

(In thousands of Reais, except as otherwise stated)

ANATEL has brought administrative proceedings against the Group for: (i) failure to meet certain quality service indicators; (ii) defaults on certain obligations assumed under the Instruments of Authorization; and (iii) non-compliance with the regulations of SMP and STFC, among others.

As at March 31, 2019, the amount classified as a probable risk related to Procedures to Verify Breaches of Obligations ("PADOs"), after monetary adjustments, amounted to R$31,658 (R$31,455 as at December 31, 2018).

e. Legal and administrative processes involving possible losses

Civil, labor, tax and regulatory actions have been filed against the Company and its subsidiary involving a risk of loss classified as possible by the Company's legal advisors and the Management. No provision has been set up for these legal and administrative proceedings, and no materially adverse effects are expected on the financial statements, as shown below:

	Consolidated	
	03/2019	12/2018
	18,770,747	18,734,644
Civil (e.1)	1,101,812	1,046,521
Labor and social security (e.2)	607,778	523,236
Tax (e.3)	16,403,344	16,530,061
Regulatory (e.4)	657,813	634,826

The administrative and legal proceedings assessed as possible losses and monitored by Management are disclosed at their updated values.

(In thousands of Reais, except as otherwise stated)

The main actions where the risk of loss is classified as possible are described below:

e.1. Civil

	Consolidated	
	03/2019	12/2018
Actions filed by consumers (e.1.1)	510,722	405,635
ANATEL (e.1.2)	209,748	207,657
Consumer Protection Agencies (e.1.3)	74,930	84,231
Former trade partners (e.1.4)	102,345	173,213
Social and environmental, and infrastructure (e.1.5)	86,306	71,574
Other	117,761	104,211
	1,101,812	1,046,521

e.1.1. Actions filed by consumers

These actions refer particularly to alleged incorrect billing, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in bad debtors' lists.

e.1.2. ANATEL

The subsidiaries are parties to lawsuits filed against ANATEL, for the following reasons: (i) debit regarding the collection of 2% on revenue obtained from VAS and interconnection; (ii) *pro rata* monetary restatement applied to the price proposal established in the call notice for the use of 4G frequencies; and (iii) alleged non-compliance with service quality targets.

e.1.3. Consumer Protection Agencies

TIM is a party to court and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies arising from consumer-related complaints that include: (i) alleged failure to provide network services; (ii) alleged failure to deliver devices; (iii) alleged non-compliance with state legislation; (iv) contract model and alleged incorrect charging for VAS; (v) alleged violation of SAC Decrees; (vi) alleged violation of agreements; and (vii) blocking of data.

e.1.4. Former trade partners

TIM is a defendant in actions filed by several former trade partners who are claiming, among other items, amounts arising from alleged non-compliance with agreements.

e.1.5. Social, environmental and infrastructure

The subsidiaries are parties to lawsuits involving different parties that challenge aspects related to: (1) environmental licensing and structure licensing (installation/operations), and (2) (i) electromagnetic radiation emitted by the telecom structures, (ii) renewal of leasing land agreements to install sites, (iii) eviction from land leased to install sites, and (iv) presentation of registration data, among others.

e.1.6 Others

(In thousands of Reais, except as otherwise stated)

TIM is a party to other lawsuits of an essentially non-consumer-related nature filed by various agents other than those described above, in which the discussions involve: (i) renewals of lease agreements, (ii) share subscription lawsuits, (iii) compensation lawsuits, (iv) alleged breach of contract, and (v) lawsuits involving charges.

e.2. Labor claims

There were 7,858 labor claims filed against the Company and its subsidiary as at March 31, 2019 (4,654 as at December 31, 2018) related to claims made by former employees and employees of service providers in the updated amount of R$616,646 (R$523,236 as at December 31, 2018).

A significant percentage of the existing proceedings relate to organizational restructuring processes, particularly the closure of the Client Relationship Centers (call centers), as well as processes relating to the internal sites of TIM, which resulted in the termination of employee contracts. In addition to these proceedings, there are others filed by outsourced service providers alleging an employment relationship with TIM, in the total updated amount of R$11,423 (R$16,709 as at December 31, 2018).

The Company is a party to public civil actions filed by the Labor District Attorney's Office alleging irregular outsourcing practices and with collective moral damages due to outsourcing in the total updated amount of R$19,706 as at December 31, 2018. However, due to a decision of the STF on the theme, a judgment in favor of the Company is highly probable.

A group of actions have been filed in the State of Paraná, involving claims for damages in connection with contractual provisions, documented through a formal "stamp note" in the employees' work contract. According to an internal rule, TELEPAR undertook to supplement the retirement benefits of employees hired up until 1982. Prior to privatization, TELEPAR had proposed to implement this benefit by means of the payment of a certain amount in cash in the amount of R$3,908 updated as probable risk (R$515 updated as a possible risk and R$2,727 as probable risk as at December 31, 2018).

It should also be pointed out that there is a group of labor claims, particularly in São Paulo and Rio de Janeiro, from former Gazeta Mercantil, Jornal do Brasil and JB Editora employees who have filed claims requesting the inclusion of Holdco as a defendant. Prior to the merger with TIM Participações, Holdco belonged to the Docas economic group, of which Gazeta Mercantil and Jornal do Brasil are part. There is also a group of labor lawsuits in which former employees of the companies mentioned above are also requesting the inclusion of TIM Participações.

The remaining amounts relate to various labor claims lawsuits filed by the Company's own former employees and former employees of third parties.

e.2.1. Social security

TIM Celular received a Debit Assessment Notice referring to alleged irregularity in the payment of social security contributions in connection with the payment of profit sharing in the updated amount of R$4,457 (R$538 at December 31, 2018, this reduction having occurred due to the reclassification of a proceeding carrying a remote risk on account of the progress thereof). TIM Celular was also assessed for social security contributions that were allegedly due in connection with hiring bonuses, non-adjusted bonuses, payments to self-employed persons and sales incentives in the updated amount of R$9,693 as at December 31, 2018).

TIM S.A. received Tax Underpayment Assessments regarding alleged irregularity related to the payment of social security contributions levied on profit sharing; failure to pay Management's fees and failure properly to fill out the FGTS – GFIP tax form, and an erroneous GFIP declaration in the updated amount of R$884 (R$1,430 as at December 31, 2018).

(In thousands of Reais, except as otherwise stated)

e.3. Tax

	Consolidated	
	03/2019	12/2018
Federal taxes (e.3.1)	3,944,583	3,952,125
State taxes (e.3.2)	8,898,995	8,904,916
Municipal taxes (e.3.3)	695,603	693,616
FUST, FUNTTEL and EBC (e.3.4)	2,864,163	2,979,404
	16,403,344	16,530,061

The amounts are adjusted based on an estimate of the SELIC rate. The historical amount involved is equivalent to R$11,606,901.

e.3.1. Federal taxes

Assessment against the TIM Group for federal taxes amounted to R$3,944,583 as at March 31, 2019, (R$3,952,125 as at December 31, 2018). Of this total, the following issues stand out:

(i) Alleged errors in the use of tax credits due to a reverse merger, the amortization of goodwill paid on the acquisition of mobile phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other effects and the disallowance of offsetting and estimated deductions paid, allegedly improper use of SUDENE benefits caused by a lack of formalization of these benefits in the Federal Revenue Department ("RFB") and failure to pay the estimated IRPJ and CSLL amounts. The amount involved is R$2,564,880 (R$2,543,851 as at December 31, 2018).

(ii) Method of offsetting tax losses and negative bases. The amount involved is R$199,595 (R$198,175 as at December 31, 2018).

(iii) Collection of CSLL on monetary variations for swap transactions, recorded on a cash basis. The amount involved is R$65,072 (R$64,537 as at December 31, 2018).

(iv) Payment of IRRF on revenue from overseas residents, including those remitted for international roaming and payments to unidentified beneficiaries, as well as the collection of CIDE on royalties remitted overseas, including remittances for international roaming. The amount involved for the subsidiary is R$281,522 (R$296,589 as at December 31, 2018).

(v) Charging of IRPJ, PIS/COFINS and CSLL debts for the non-approval or partial approval of offsetting carried out by the Company using credits from withholding tax on financial investments and negative IRPJ balance. The amount involved is R$416,132 (R$412,715 as at December 31, 2018).

(In thousands of Reais, except as otherwise stated)

e.3.2. State taxes

Assessment against the TIM Group for state taxes amounting as at March 31, 2019 to R$8,898,995 (R$8,904,916 as at December 31, 2018). Of the total amount, the following issues stand out:

(i) Failure to include unconditional discounts offered to customers in the ICMS calculation base, and a fine for alleged failure to comply with related ancillary obligations, including failure to submit register 60i of the SINTEGRA file. The amount involved is R$1,366,349 (R$1,344,288 as at December 31, 2018).

(ii) Use of tax benefits under the Program for Promoting the Integrated and Sustainable Economic Development of the Federal District granted by the tax authority itself, but subsequently declared an unconstitutional and alleged incorrect crediting of ICMS on interstate purchases of goods with tax benefits granted in the state of origin. The amount involved is R$1,119,934 (R$1,110,827 as at December 31, 2018).

(iii) Credit reversal and late use of credits for purchases of fixed assets. The amount involved for TIM S.A. is R$792,843 (R$767,142 as at December 31, 2018).

(iv) ICMS credits booked and debits reversed, as well as the identification and supporting documentation for amounts and information passed to customer bills, such as tax rates and credit granted as prepayment of future recharges (special credit), as well as credits related to transactions involving tax substitution, exempt and non-taxable transactions. As at March 31, 2019, the amount involved for the subsidiary was R$3,264,891 (R$3,340,448 as at December 31, 2018).

(v) The use of credit to purchase electricity for the companies' production processes. The amount involved is R$138,615 (R$140,368 as at December 31, 2017).

(vi) Liability for ICMS and FECOP (State Anti-Poverty Fund) on fixed asset purchases and other transactions, and on the provision of telecommunications services in specific cases determined by the law. The amount involved is R$180,844 (R$179,853 as at December 31, 2018).

(vii) Alleged conflict between ancillary obligation data and the payment of the tax, and specific questioning regarding the fine charged due to non-compliance with ancillary obligations. The amount involved is R$107,411 (R$116,880 as at December 31, 2018).

(viii) Alleged failure to pay ICMS arising from debts reversed regarding prepaid services, incorrect ICMS credits regarding outgoing goods allegedly benefiting from a reduction in the calculation base, as well as an alleged failure to include VAS of the ICMS calculation base. The amount involved is R$195,234 (R$192,074 as at December 31, 2018).

(ix) Credits booked for the return of cell phones on free lease. The amount involved is R$195,574 (R$177,128 as at December 31, 2018).

(x) Collection of ICMS tax on subscription services and the alleged failure to include this in the ICMS calculation base due to its nature. The amount involved is R$142,993 (R$139,758 as at December 31, 2018).

e.3.3. Municipal taxes

The total assessment against the TIM Group for municipal taxes was R$695,603 as at March 31, 2019, (R$693,616 as at December 31, 2018). Of this amount, the following issues stand out:

(In thousands of Reais, except as otherwise stated)

a. Payment of ISS and of a punitive fine for failure to pay the alleged tax on various revenue accounts of the Company. The amount involved is R$143,707 (R$142,355 as at December 31, 2018).

b. Collection of ISS on import of services. The amount involved is R$289,570 (R$283,620 as at December 31, 2018).

c. Constitutionality of the collection of the TFF by municipal authorities in several locations. The amount involved is R$121,528 (R$118,114 as at December 31, 2017).

e.3.4. FUST and FUNTTEL

The amount assessed against the TIM Group for contributions to FUST and FUNTTEL is R$2,864,163 (R$2,979,404 as at December 31, 2018). The principal discussion involves the payment of the contributions to FUST and FUNTTEL (the Telecommunications Technical Development Fund) starting from the issue by ANATEL of Ruling No. 07/2005, relating primarily to the payment of the FUST and FUNTTEL contributions on interconnection revenue earned by telecommunications service providers, from the effective date of Law N°. 9.998/2000.

e.4. Regulatory issues

ANATEL has filed administrative proceedings against the subsidiaries for: (i) not complying with certain quality indicators, (ii) defaulting on other obligations under Instruments of Authorization, and (iii) not complying with SMP and STFC regulations, among other items.

As at March 31, 2019, the amount stated for Breach of Obligation procedures (locally PADOs), considering the monetary restatement that was considered possible loss was R$657,814 (R$634,826 as at December 31, 2018). The variations mainly resulted from the handling of the PADOs included in the Consent Decree - "TAC" negotiated with ANATEL and new revenue recorded in the year 2018.

On obtaining an extension of the authorization to use radio frequencies associated with SMP, the subsidiary TIM S.A. incurs contractual charges on net revenue from service plans sold under each authorization. However, ANATEL has included interconnection revenue in the calculation base for these charges since 2011, and revenue from VAS since 2012. In the Company's opinion, this revenue should not be included because it is not expressly stipulated in the original Instruments of Authorization. Therefore, the charges received are being discussed at the administrative and/or legal levels.

(In thousands of Reais, except as otherwise stated)

25. Shareholders' equity

a. Share capital

The capital is stated at the amount effectively raised from shareholders, net of the costs directly linked to the issuance process.

When a company within the Group purchases the Company's shares, intending to hold them as treasury shares, the amount paid, including any directly attributable additional costs, is deducted from the Company's shareholders' equity until the shares are cancelled or reissued. When these shares are reissued subsequently, any amount received, net of additional costs directly attributable to the transaction, is included in shareholders' equity. As at March 31, 2019, the Company held 659,454 treasury shares (784,317 for 2018) with a view to fulfilling the stock option plan (Note 26).

The Company is authorized to increase its capital upon a resolution by the Board of Directors, without amending the bylaws, up to the limit of 4,450,000,000 common shares.

The subscribed and paid up capital is represented as follows:

	Consolidated	
	03/2019	12/2018
Net value paid up	9,866,298	9,866,298
Value paid up	9,913,415	9,913,415
(-) Funding costs	(47,117)	(47,117)
Number of common shares	2,421,032,479	2,421,032,479

b. Capital reserves

The use of capital reserves is in accordance with the provisions of Article 200 of Law No. 6404/76, which refers to corporate entities. These reserves consist of:

	03/2019	12/2018
	414,977	412,091
Special goodwill reserve	380,560	380,560
Stock options	34,417	31,531

b.1 Special goodwill reserve

The special goodwill reserve arose from the following transactions:

(i) Takeover of the former subsidiaries TIM Sul and TIM NE - acquisition of minority shares

In 2005, the Company acquired all the shares held by the minority shareholders of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. This acquisition took place by issuing new shares of TIM Participações S.A., converting those companies into full subsidiaries. At that time, this transaction was recorded at the book value of the shares, no goodwill being recorded arising from the difference between the market value and the shares negotiated.

(In thousands of Reais, except as otherwise stated)

When first adopting IFRS, the Company availed itself of the exemption that allows a subsidiary, when it adopts international accounting practices subsequent to its Parent Company having adopted IFRS, to consider the balances previously reported to the Parent Company for consolidation purposes. In the balance sheet of the transition to IFRS, the Company recorded the acquisition price based on the market value of the shares of TIM Participações S.A. at that time, recording goodwill amounting to R$157,556.

(ii) Acquisition of the shares of Holdco - purchase of TIM S.A (Intelig)

As at December 30, 2009, the Special General Meeting of TIM Participações approved the takeover of Holdco, a company that held 100% of the equity of TIM S.A, by TIM Participações. As a result of this transaction, the Company issued 127,288,023 shares.

Based on the former Brazilian accounting principles ("BR GAAP"), the acquisition was recorded at the net book value of the assets acquired on the base date of November 30, 2009.

When IFRS was first adopted, the acquisition was recorded on the base date of December 31, 2009, taking into account the market value of the common and preferred shares of TIM Participações as at December 30, 2009, amounting to R$739,729. The difference between this amount and the book value recorded under the former BR GAAP (R$516,725) created goodwill on capital reserves of R$223,004.

b.2 Stock options

The balances recorded in these items represent the expenses of the Company and its subsidiary for the share options granted to their employees (Note 26).

For the period ended March 31, 2019, and the year ended December 31, 2018, the Company sold 124,863 and 1,194,576 common shares, respectively, to the beneficiaries of the share option plan (Note 26). These shares were held in treasury by the Company from the date of exercise of the options, at the average book value of R$10.86 and R$10.34, respectively. Additionally, through the Share Repurchase Program rolled out in October 2017, the Company purchased, in 2018, 377,052 shares at the price of R$11.64 (there was no acquisition in 2019), equivalent to R$4,389 in 2018. As a result, the net effect on the repurchase program for treasury shares was R$1,357 (R$7,964 for 2018).

c. Profit reserves

c.1 Legal reserve

This refers to 5% of the income for every year ended December 31, until the legal reserve equals 20% of the capital stock, excluding, as from 2018, the balance set aside for the tax incentive reserve. Also, the Company is authorized to cease setting up a legal reserve when, together with the capital reserves, it exceeds 30% of the capital stock.

This reserve can be used only for capital increases or the offsetting of accumulated losses.

c.2 Statutory reserve for expansion

This reserve is set up based on paragraph 2, Article 46 of the Company's bylaws and is intended for the expansion of the corporate business.

The balance of income that is not compulsorily allocated to other reserves and that is not allocated for the payment of dividends, is allocated to this reserve, which may not exceed 80% of the capital. Once this limit is

(In thousands of Reais, except as otherwise stated)

reached, it is incumbent upon the shareholders' meeting to decide on the balance, either distributing this to shareholders or increasing the capital.

c.3 Tax benefit reserve

The subsidiary enjoys tax benefits that provide for restrictions on the distribution of profits by this subsidiary. According to the legislation establishing these tax benefits, the amount of taxes waived as a result of exemptions and reductions in the tax charge may not be distributed to shareholders and must be registered as a tax incentive reserve for the legal entity. This reserve should only be used for offsetting the losses or capital increases. The accumulated amount of benefits enjoyed by the subsidiary was equivalent to R$1,419,056 on December 31, 2018.

This tax benefit basically corresponds to a reduction in the IRPJ on income from exploration, recorded by the units entitled to this benefit. The subsidiary operates in the area of the former Superintendence for Development of the Amazon ("SUDENE/SUDAM"), and the tax benefit reports are granted by the state, for a period of ten years, subject to extension.

d. Dividends

Dividends are calculated in accordance with the bylaws and Brazilian Corporate Legislation.

As stated in the most recent bylaws approved on April 14, 2016, the Company must distribute a mandatory dividend for each business year ended December 31, provided that funds are available for distribution, equivalent to 25% of the revised profit.

As provided for in the Company's bylaws, dividends not claimed within three years will be reversed to the Company.

As at December 31, 2018, dividends and interest on equity were calculated as shown below:

	2018
Net income for the year	2,545,101
(-) Tax incentives not to be distributed	(146,455)
(-) Legal reserve constitution	(119,932)
Revised profit	2,278,714
Minimum dividends calculated considering 25% of the revised profit	569,679
Breakdown of dividends payable and interest on equity:	
Interest on shareholders' equity	849,994
Dividends	-
Total dividends and interest on shareholders' equity distributed and proposed	849,994
IRRF on interest on shareholders' equity	(125,757)
Total dividends and interest on shareholders' equity, net	724,237
Dividends per share (*Reais* per share), net of IRRF	0.30

(In thousands of Reais, except as otherwise stated)

The balance of dividends and interest on shareholders' equity payable on December 31, 2018 included amounts not settled in previous years, in the amount of R$47,111 (R$40,266 as at December 31, 2017), in addition to the still unpaid return on equity allocated and calculated for 2018 in the amount of R$322,994.

Interest on shareholders' equity paid and/or payable is recorded against financial expenses which, for the purposes of presentation of the quarterly reports, are reclassified and disclosed in the allocation of net income for the year/period, in changes in shareholders' equity. Interest on shareholders' equity received and/or receivable is recorded against financial revenue, with an impact on the equity accounting income. For disclosure purposes, the impacts on income are eliminated, and a reduction is recorded in the investment balance.

Dividends not claimed – As provided for in the Brazilian Corporate Law, dividends and interest on shareholders' equity that are declared but not claimed by shareholders for a period of three years are reversed to the shareholders' equity according to the statute of limitations.

Regarding the statement of cash flow, interest on shareholders' equity and dividends paid to shareholders were classified as "financing activities".

26. Long-term incentive plan

2011-2013 Plan, 2014-2016 Plan and 2018-2020 Plan

At the annual meeting on August 5, 2011, April 10, 2014 and April 19, 2018, the shareholders of TIM Participações S.A. approved the long-term incentive plans, respectively the "2011-2013 Plan", the "2014-2016 Plan" and the "2018-2020 Plan" for the senior Management and key executives of the Company and its subsidiary.

The 2011-2013 and 2014-2016 Plans involve granting options, while the 2018-2020 Plan provides for the granting of shares.

The exercise of options under the 2011-2013 Plan depends on the achievement of specific performance targets, while the exercise of options of the 2014-2016 Plan is not subject to this condition. The Exercise Price is calculated with an upward or downward adjustment to the Base Share Price, according to share performance, as provided for in each Plan. The 2018-2020 Plan, in turn, proposes compensating the participants by issuing shares in the Company, subject to certain time and/or performance conditions (attainment of specific targets).

Share options of the 2011-2013 and the 2014-2016 Plans are effective for six years, and TIM Participações has no legal or informal obligation to repurchase or settle the options in cash. In the case of the 2018-2020 Plan, the effectiveness period is the same as the vesting period of three years. The 2018-2020 Plan, in turn, besides allowing for the transfer of shares, also provides for the possibility of making payments to the participants of the equivalent cash value.

The total amount of the expense is recognized during the vesting period: that is, the period during which specific vesting conditions must be met. On the date of each balance sheet, the Group reviews its estimates for the number of options that will vest, considering vesting conditions not related to the market and time with the company.

It should also be taken into account that in 2019 there were no new grants, only the calculations of the vestings from past grants.

The variations in the quantity of shares/options are presented below:

(In thousands of Reais, except as otherwise stated)

Date of grant	Share options granted	Maturity date	Exercise price	Balance at the beginning of the period	Granted in the period	Exercised in the period	Forfeited in the period	Falling due in the period	Balance at the end of the period
2018-2020 Plan – 1st Grant	849,932	May/20	14.41	466,514	-		-	-	466,514
2014-2016 Plan – 3rd Grant	3,922,204	Nov/22	8.10	895,522		-	-	-	895,522
2014-2016 Plan – 2nd Grant	3,355,229	Oct/21	8.45	292,523		-	-	-	292,523
2014-2016 Plan – 1st Grant	1,687,686	Sep/20	13.42	531,972			(21,852)	-	510,120
2011-2013 Plan – 3rd Grant	3,072,418	Jul/19	8.13	543,583			-	-	543,583
2011-2013 Plan – 2nd Grant	2,661,752	Sep/18	8.96	-				-	-
2011-2013 Plan – 1st Grant	2,833,595	Aug/17	8.84	-				-	-
Total	**18,382,816**			**2,730,114**	**-**	**-**	**(21,852)**	**-**	**2,708,262**

Average weighted price for the period **10,23**

Below are the significant data included in the model:

Date of grant	Weighted average base price of shares during the vesting period of the grant	Volatility	Expected useful life of the option	Annual interest rate without risk
2011 Grant	R$ 8.84	51.73% p.a	6 years	11.94% p.a
2012 Grant	R$ 8.96	50.46% p.a	6 years	8.89% p.a
2013 Grant	R$ 8.13	48.45% p.a	6 years	10.66% p.a
2014 Grant	R$ 13.42	44.60% p.a	6 years	10.66% p.a
2015 Grant	R$ 8.45	35.50% p.a	6 years	16.10% p.a
2016 Grant	R$ 8.10	36.70% p.a	6 years	11.73% p.a
2018 Grant	R$ 14.41	NA	3 years	NA

The Base Share Price was calculated using the weighted prices of the shares of TIM Participações, during the following periods:

- **2011-2013 Plan – 1st Grant** - Volume traded and the trading price of the shares in TIM Participações in the 30 day period prior to July 20, 2011 (the date when the Board of Directors of TIM Participações approved the benefit).

- **2011-2013 Plan– 2nd Grant** - Volume traded and the trading price of TIM Participações shares during the period July 1, 2012 to August 31, 2012.

- **2011-2013 Plan– 3rd Grant** - Volume traded and the trading price of TIM Participações shares during the 30 day period preceding July 20, 2013.

(In thousands of Reais, except as otherwise stated)

- **2014-2016 Plan– 1st Grant** - Volume traded and the trading price of TIM Participações shares during the 30 day period preceding the date determined by the Board of Directors of TIM Participações (September 29, 2014).

- **2014-2016 Plan– 2nd Grant** - Volume traded and the trading price of TIM Participações shares during the 30 day period preceding the date determined by the Board of Directors of TIM Participações (September 29, 2015).

- **2014-2016 Plan– 3rd Grant** - Volume traded and the trading price of TIM Participações shares during the 30 day period preceding the date determined by the Board of Directors (September 29, 2016).

- **2018-2020 Plan – 1st Grant** - Volume traded and the trading price of TIM Participações shares during the period from March 1, 2018 to March 31, 2018.

The Group recognizes the impact of review of its initial estimates, if any, in the statement of income, with a contra-entry in shareholders' equity. As at March 31, 2019 the expenses related to said long-term benefit plans totaled R$2,601 (R$771 as at March 31, 2018).

27. Net revenue

Revenue from services rendered

The principal service revenue derives from monthly subscription, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The revenue is recognized as the services are used, net of sales taxes and discounts granted on services. This revenue is recognized only when the amount of services rendered can be estimated reliably.

The revenue is recognized monthly based on invoicing, and billable revenue between the billing date and the end of the month (unbilled) is identified, processed and recognized in the month in which the service was rendered. Calculations of unbilled revenue from the previous month are reversed out and unbilled amounts are calculated at each month-end, considering the revenue billed in the previous month.

Interconnection traffic and roaming revenue are recorded separately, without offsetting the amounts owed to other telecom operators (the latter are accounted for as operating costs).

The minutes not used by customers and/or reload credits in the possession of commercial partners regarding the prepaid service system are recorded as deferred revenue and allocated to income when these services are actually used by customers.

Revenue from product sales

Revenue from product sales (telephones, mini-modems, tablets and other equipment) is recognized when the significant risks and benefits of the ownership of such products are transferred to the buyer. Revenue from sales of devices to business partners is accounted for upon physical delivery to the partner, net of taxes, rather than upon sale to end customers, as the Company does not hold any control over the products sold.

Agreements closed with customers combining services and products

The Company offers loyal customers commercial packages combining cell phone devices and fixed or mobile telephony services, giving discounts on the devices and/or on services. In these cases, individual agreements are

(In thousands of Reais, except as otherwise stated)

identified, performance obligations and transaction prices, allocating the total transaction price according to the individual selling price of each obligation. Revenue from services and products is recognized when each of the performance obligations provided for in the agreement with the customer is met, that is, when the customer holds control over the asset.

	Consolidated	
	03/2019	03/2018
Net operating revenue	4,190,826	4,119,853
Gross operating revenue	6,104,070	5,824,357
Service revenue	5,833,801	5,592,108
Service revenue – Mobile	5,437,748	5,244,855
Service revenue - Landline	396,053	347,253
Goods sold	270,269	232,249
Deductions from gross revenue	(1,913,244)	(1,704,504)
Taxes	(1,254,637)	(1,295,600)
Discounts given	(654,130)	(405,853)
Returns and other	(4,477)	(3,051)

28. Operating costs and expenses

	Consolidated							
	03/2019				03/2018			
	Cost of services provided and goods sold	Selling expenses	General and administrative expenses	Total	Cost of services provided and goods sold	Selling expenses	General and administrative expenses	Total
	(1,957,381)	(1,277,046)	(405,348)	(3,639,775)	(1,897,479)	(1,214,376)	(379,435)	(3,491,290)
Personnel	(11,470)	(155,168)	(82,389)	(249,027)	(13,496)	(155,076)	(71,357)	(239,929)
Third-party services	(154,172)	(531,216)	(116,921)	(802,309)	(136,742)	(551,779)	(107,805)	(796,326)
Interconnection and means of connection	(427,170)	-	-	(427,170)	(711,449)	-	-	(711,449)
Depreciation and amortization	(1,088,972)	(56,144)	(189,094)	(1,334,210)	(692,649)	(44,969)	(163,856)	(901,474)
Taxes, fees and contributions	(7,192)	(198,453)	(5,116)	(210,761)	(8,403)	(215,709)	(3,390)	(227,502)
Rent and insurance	(69,167)	(32,940)	(6,117)	(108,224)	(153,701)	(19,558)	(15,396)	(188,655)
Cost of goods sold	(198,633)	-	-	(198,633)	(180,306)	-	-	(180,306)
Publicity and advertising	-	(125,085)	-	(125,085)	-	(108,835)	-	(108,835)
Losses on doubtful accounts	-	(172,610)	-	(172,610)	-	(115,715)	-	(115,715)
Other	(605)	(5,430)	(5,711)	(11,746)	(733)	(2,735)	(17,631)	(21,099)

(In thousands of Reais, except as otherwise stated)

	Parent Company							
	03/2019				03/2018			
	Cost of services provided and goods sold (*)	Selling expenses	General and administrative expenses	Total	Cost of services provided and goods sold (*)	Selling expenses	General and administrative expenses	Total
	-	-	(9,094)	(9,094)	-	-	(6,769)	(6,769)
Personnel	-	-	(6,674)	(6,674)	-	-	(4,909)	(4,909)
Third-party services	-	-	(2,294)	(2,294)	-	-	(1,608)	(1,608)
Taxes, fees and contributions	-	-	(102)	(102)	-	-	(5)	(5)
Rent and insurance	-	-	(5)	(5)	-	-	(183)	(183)
Other	-	-	(19)	(19)	-	-	(64)	(64)

The Company and its subsidiary contribute to public and private pension insurance plans in a mandatory, contractual or voluntary manner during the time when employees are working at the Company and its subsidiary. These plans do not originate any additional obligation for the Company. When an employee leaves the Company or its subsidiary during the period required for entitlement to receive the contributions made by the sponsors, the amounts to which the employee ceased to be entitled, and that may represent a reduction in future contributions of the Company and its subsidiary to active employees, or a refund in cash of these amounts, are recorded in assets.

29. Other income (expenses), net

	Parent Company		Consolidated	
	03/2019	03/2018	03/2019	03/2018
Income				
Subsidy income, net	-	-	5,782	6,435
Fines on telecommunications services	-	-	12,458	10,177
Revenue from disposal of assets	-	-	494	238
Other income (i)		-	15,418	17,171
	-	-	34,152	34,021
Expenses				
FUST/FUNTTEL (ii)		-	(34,056)	(35,449)
Taxes, fees and contributions		-	(345)	(722)
Provision for legal and administrative proceedings, net of reversal	(45,938)	(312)	(88,164)	(101,631)
Expenses involving the disposal of assets	-	-	(3,963)	(404)
Other expenses	(34)	(3)	(10,020)	(4,589)
	(45,972)	(315)	(136,548)	(142,795)
Other revenues (expenses), net	(45,972)	(315)	(102,396)	(108,774)

(i) The variation in the period refers to monetary correction on credits arising from a lawsuit filed by TIM Nordeste S.A. (ultimately merged into TIM S.A.) with a final and unappealable decision in favor of the Company at Higher Courts in 2018, which challenged the exclusion of the ICMS from the PIS and COFINS tax bases for the period from 2002 through 2009 (Note 9).

(In thousands of Reais, except as otherwise stated)

(ii) Expenses incurred with contributions on several telecommunications revenue amounts due to ANATEL, according to the legislation in force.

30. Financial income

	Parent Company		Consolidated	
	03/2019	03/2018	03/2019	03/2018
Financial income	(640)	538	62,557	83,669
Interest on financial investments	450	401	24,590	48,051
Interest received from clients	-	-	8,582	8,624
Swap interest	-	-	4,690	3,483
Interest on leasing	-	-	6,422	6,465
Monetary adjustments	(1,090)	128	7,127	4,913
Foreign exchange variation		9	8,754	10,251
Other income	-	-	2,392	1,882

31. Financial expenses

	Parent Company		Consolidated	
	03/2019	03/2018	03/2019	03/2018
Financial expenses	(41,227)	(673)	(325,105)	(253,929)
Interest on borrowing and financing	-	-	(18,604)	(33,687)
Interest paid to suppliers			1,347	(10,739)
Interest on taxes and fees	-	-	(3,111)	(3,742)
Swap interest	(11)	(7)	(8,122)	(11,885)
Interest on leasing	-	-	(210,001)	(66,055)
Monetary adjustment	(40,426)	(63)	(42,850)	(96,062)
Discounts granted	-	-	(6,296)	(7,723)
Foreign exchange variation	(6)	(9)	(8,228)	(10,488)
Other expenses	(784)	(594)	(29,240)	(13,548)

The exchange variation for the period relates to borrowing and financing and suppliers in foreign currency. Derivative transactions were used to reduce their effects (Note 36).

(In thousands of Reais, except as otherwise stated)

32. Income tax and social contribution

	Consolidated	
	03/2019	03/2018
Current income and social contribution taxes		
Income tax for the period	(76,664)	(91,320)
Social contribution for the period	(28,429)	(33,855)
Tax incentive – SUDENE/SUDAM (*)	36,846	23,943
	(68,247)	(101,232)
Deferred income tax and social contribution		
Deferred income tax	1,233	(4,324)
Deferred social contribution	443	(1,751)
	1,676	(6,075)
Provision for income tax and social contribution contingencies	498	2,908
	2,174	(3,167)
	(66,073)	(104,399)

The reconciliation of income tax and social contribution expenses calculated at the applicable tax rates plus the amounts reflected in the statement of income is set forth below:

	Parent Company		Consolidated	
	03/2019	03/2018	03/2019	03/2018
Income before income tax and social contribution	116,789	245.130	186,107	349,529
Combined tax rate	34%	34%	34%	34%
Combined tax rate on income tax and social contribution	(39,708)	(83.344)	(63,276)	(118,840)
(Additions)/exclusions:				
Unrecognized/recognized tax losses and temporary differences	(31,847)	(2.434)	(31,847)	3,118
Equity accounting income	72,665	85.799	-	-
Permanent additions and exclusions:				
Non-deductible expenses for tax purposes	(6)	(21)	(3,626)	(8,080)
Financial lease impact	-	-	(6,763)	(8,918)
Tax break referring to the interest on equity allocated	-	-	-	-
SUDENE/SUDAM tax incentive (*)	-	-	36,846	23,945
Use of tax losses not previously recognized	-	-	-	-
Other amounts	2,142	-	2,593	4,376
	42,954	83.344	(2,797)	14,441
Income tax and social contribution recorded in income for the period	3,246	-	(66,073)	(104,399)
Actual rate	-	-	35.50%	29.87%

(*) As mentioned in Note 25 c.3, for investment subsidies not to be considered within the taxable income, they must be recorded as tax incentive reserves, to be used only to offset losses or increase capital. The subsidiary TIM Celular has tax benefits which comply with these rules.

(In thousands of Reais, except as otherwise stated)

33. Earnings per share

(a) Basic

Basic earnings per share are calculated by dividing income attributable to shareholders of the Company by the weighted average number of shares issued during the period.

	03/2019	03/2018
Income attributable to shareholders of the Company	120,034	245,130
Weighted average number of common shares issued (thousands)	2,420,861	2,421,027
Basic earnings per share (expressed in R$)	0.05	0.10

(b) Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding to assume the conversion of all dilutive potential shares.

	03/2019	03/2018
Income attributable to shareholders of the Company	120,034	245,130
Weighted average number of common shares issued (thousands)	2,421,378	2,421,521
Diluted earnings per share (expressed in R$)	0.05	0.10

The calculation of the diluted earnings per share considered 517,000 shares (521,000 shares in 2018) related to the granting of Plan 2011-2013, and granting of the 2014-2016 Plan, as mentioned in Note 26.

34. Balances and transactions with related parties

The consolidated balances of transactions with companies of the Telecom Italia Group are as follows:

	Assets	
	03/2019	12/2018
Telecom Italia Sparkle (1)	4,869	2.877
TI Sparkle (4)	670	804
TIM Brasil (6)	14,115	13,993
Gruppo Havas (8)	100,664	75,600
Other	669	1,092
Total	120,987	94,366

	Liabilities	
	03/2019	12/2018

(In thousands of Reais, except as otherwise stated)

Telecom Italia S.p.A. (2)	117,249	89,433
Telecom Italia Sparkle (1)	16,725	11,895
TI Sparkle (3)	3,303	4,174
TIM Brasil (5)	6,044	6,044
Vivendi Group (6)	4,789	4,745
Gruppo Havas (7)	32,744	62,686
Other	5,201	107
Total	186,055	179,084

	Revenue	
	03/2019	03/2018
Telecom Italia S.p.A. (2)	109	135
Telecom Italia Sparkle (1)	1,936	885
TI Sparkle (3)	42	243
Total	2,087	1,263

	Costs/Expenses	
	03/2019	03/2018
Telecom Italia S.p.A. (2)	22,660	2,281
Telecom Italia Sparkle (1)	8,139	7,151
TI Sparkle (3)	4,510	5,020
Vivendi Group (6)	1,180	6,821
Gruppo Havas (7)	75,951	89,645
Others	4,496	-
Total	116,936	110,918

(1) These amounts refer to roaming, VAS, assignment of means and international voice data - wholesale.

(2) These amounts refer to international roaming, technical post-sales assistance and VAS.

(3) The amounts refer to the leasing of links and EILD, lease of means (submarine cables) and signaling services.

(4) The amounts refer to insurance coverage taken out for operating risks, civil liability and health insurance, among others.

(5) The amounts refer mainly to judicial deposits related to labor proceedings.

(6) The amounts refer to VAS.

(7) The amounts refer to publicity services.

The Company engages in social investment actions that include donations, programs developed by the TIM Institute and sponsorships. In 2018, the Company invested R$1,690 million out of its own funds in social benefits.

The balance sheet account balances are recorded in the following groups: trade accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

(In thousands of Reais, except as otherwise stated)

35. Management remuneration

Key Management personnel includes the statutory officers and the Board of Directors. The compensation of key Management personnel for services rendered is shown below:

	03/2019	03/2018
Salaries and other short-term benefits	4,192	5,382
Share-based payments	1,283	538
	5,475	5,920

36. Financial instruments and risk management

The financial instruments registered by the Company and its subsidiary include derivatives, which are financial liabilities measured at fair value through profit or loss. At each balance sheet date they are measured at their fair value. Interest, monetary adjustments, exchange variations and variations arising from measurement at fair value, where applicable, are recognized in income as they are incurred, under financial income or expenses.

Derivatives are initially recognized at fair value as at the date of the derivative agreement and subsequently revised to fair value. The method used to recognize any gain or loss depends on whether or not the derivative is assigned as a hedge instrument in cases where hedge accounting is adopted.

Through its subsidiary, the Company performs non-speculative derivative transactions, to: i) reduce the exchange variation risks, and ii) manage exposure to the interest risks involved. The Company's derivative financial transactions consist specifically of swap contracts and US Dollar stock options, the latter intended to reduce foreign exchange exposure risks on business contracts.

The Company's financial instruments are presented, through its subsidiary, in compliance with IFRS 9/CPC 48.

The major risk factors to which the Company and its subsidiary are exposed are as follows:

(i) Exchange variation risks

Exchange variation risks refer to the possibility of the subsidiary incurring: i) losses on unfavorable exchange rate fluctuations, which would increase the outstanding balances of borrowing and financing taken in the market along with the related cost expenses, or ii) an increase in the cost of commercial agreements affected by exchange variations. In order to reduce this kind of risk, the subsidiary enters into swap contracts with financial institutions for the purpose of avoiding the impact of foreign exchange fluctuations on the financial results, and trade agreements containing sections that provide for foreign exchange bands with the purpose of partially reducing exchange rate risks, or US Dollar stock options intended to reduce foreign exchange exposure risks in business contracts.

As at March 31, 2019, the borrowing and financing of the subsidiary indexed to foreign currency were fully hedged by swap contracts in terms of time and amount. Any gains or losses arising from these swap contracts are recorded in the results of the subsidiary.

Besides the risks mentioned above, no other significant financial assets and liabilities are indexed to foreign currencies.

(In thousands of Reais, except as otherwise stated)

(ii) Interest rate risks

Interest rate risks relate to:

- The possibility of variations in the fair value of TJLP and/or TLP-indexed financing taken by the subsidiary, when these rates are not proportional to the CDI rate. As at March 31, 2019, the subsidiary had no swap transactions linked to the TJLP and/or TLP.

- The possibility of unfavorable changes in interest rates would result in higher finance costs for the subsidiary due to the indebtedness and the obligations assumed by the subsidiary under the swap contracts indexed to floating interest rates (CDI percentage). However, as at March 31, 2019, the subsidiary's financial funds were invested in CDIs and this considerably reduces this risk.

(iii) Credit risk inherent to providing services

The risk involves the possibility of the subsidiary factoring in losses arising from the inability of subscribers to pay the invoiced amounts. To keep this risk to a minimum, the subsidiary undertakes preventive credit analyses of all orders placed by the sales areas while monitoring the accounts receivable from subscribers, blocking their ability to use the services, among other actions, in the event that the customers do not pay their debts. There were no customers contributing more than 10% of the net accounts receivable as at March 31, 2019 and December 31, 2018 or revenue from services rendered.

(iv) Credit risk inherent to sales of handsets and prepaid phone cards

The policy of the Group regarding the sale of handsets and the distribution of prepaid phone cards is directly related to the levels of credit risk accepted during the normal course of business. The selection of partners, the diversification of the accounts receivable portfolio, monitoring loan conditions, positions and order limits established for the traders and the constitution of real guarantees are among the procedures adopted by the subsidiaries to reduce possible problems in collecting from their commercial partners. There are no customers that have accounted for more than 10% of the receivables from the sale of goods during the first quarter of 2019 and 2018. The Company had one customer that accounted for 11.9% of the net trade accounts receivable from the sale of goods as at March 31, 2019.

(v) Liquidity risk

- Liquidity risk arises from the need for cash to meet the Company's obligations. The Company structures the maturity dates of its non-derivative financial instruments and of its respective derivative financial instruments so as not to affect liquidity.

- The Company's liquidity and cash flow management is performed on a daily basis in order to ensure that the operating cash generation and prior funding, whenever necessary, are sufficient to maintain its schedule of operational and financial commitments.

- All financial investments of the Company have daily liquidity, and Management may, in specific cases: i) review the dividend payment policy, ii) issue new shares, and/or iii) sell assets in order to improve liquidity.

(vi) Financial credit risk

The cash flow estimate is made and aggregated by the Finance and Treasury department of the Company. This department monitors the continuous liquidity requirements estimate to ensure that the Company has sufficient cash to meet its operating needs. This estimate takes into account investment plans, debt financing, compliance

(In thousands of Reais, except as otherwise stated)

with contractual clauses, compliance with internal goals and, if applicable, compliance with regulatory, external or legal requirements.

This risk relates to the possibility of the Company and its subsidiary incurring losses due to difficulties in realizing their short-term investments and swap contracts due to bankruptcy of the counterparties. The subsidiary minimizes the risk associated with these financial instruments by operating only with sound financial institutions, and adopting policies that establish maximum risk concentration levels per institution.

Fair value of derivative financial instruments

The consolidated derivative financial instruments are shown as follows:

	03/2019			12/2018		
	Assets	Liabilities	Net	Assets	Liabilities	Net
Transactions involving derivatives	79,418	(12,400)	67,018	81,408	(11,618)	69,790
Current portion	47,409	(3,856)	43,553	50,769	(2,373)	48,396
Non-current portion	32,009	(8,544)	23,465	30,639	(9,245)	21,394

The consolidated financial derivative instruments with long-term maturities as at March 31, 2019 were as follows:

	Assets	Liabilities
2020	7,583	(1,424)
2021	6,537	(1,424)
2022 onwards	17,889	(5,696)
	32,009	(8,544)

In August 2018, the Company decided to purchase US$100 million in US Dollar call options in order to reduce the effects of foreign exchange variations on business contracts. The premium then paid amounted to R$11.7 million, as shown in the table above, together with the existing swap transactions.

Non-derivative financial liabilities mainly represent suppliers, dividends payable and other obligations maturing in the next 12 months, except for borrowing and financing and financial leases, whose nominal payment flows are disclosed in Notes 20 and 16.

Consolidated financial assets and liabilities valued at fair value:

	03/2019		
	Level 1	Level 2	Total
Total assets	752,757	79,418	832,175
Financial assets valued at fair value	752,757	79,418	832,175
Derivatives used for hedging purposes	-	79,418	79,418
Securities	752,757	-	752,757
Total liabilities	-	12,400	12,400

(In thousands of Reais, except as otherwise stated)

Financial liabilities valued at fair value through profit or loss	-	12,400	12,400
Derivatives used for hedging purposes	-	12,400	12,400

	12/2018		
	Level 1	Level 2	Total
Total assets	784,841	81,408	866,249
Financial assets valued at fair value	784,841	81,408	866,249
Derivatives used for hedging purposes	-	81,408	81,408
Securities	784,841	-	784,841
Total liabilities	-	11,618	11,618
Financial liabilities valued at fair value through profit or loss	-	11,618	11,618
Derivatives used for hedging purposes	-	11,618	11,618

The fair value of financial instruments traded on active markets is based on quoted market prices as at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. These instruments are included in Level 1. The instruments included in Level 1 mainly comprise investments in CDBs and repurchases classified as trading securities.

The fair value of financial instruments that are not traded on an active market (for example, over-the-counter derivatives) is determined using valuation techniques. These valuation techniques maximize the use of observable market data when available, and rely to the minimum extent possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

- Quoted market prices or financial institutions quotes or dealer quotes for similar instruments.
- The fair value of interest rate swaps is calculated as the present value of the estimated future cash flow based on observable yield curves.
- Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

The fair values of derivative financial instruments of the subsidiaries were determined based on the future cash flow (asset and liability position), taking into account the contracted conditions and bringing this flow to its present value by means of the discounted future interest rates disclosed in the market. The fair values were estimated at a specific time, based on the information available and on the Company's own valuation methodologies.

<u>**Financial instruments by category**</u>

The Company's financial instruments by category can be summarized as follows:

(In thousands of Reais, except as otherwise stated)

March 31, 2019

	Measured at amortized cost	Fair value through profit or loss	Total
Assets, per balance sheet	5,549,735	837,485	6,387,220
Derivative financial instruments	-	79,418	79,418
Trade accounts receivable and other accounts receivable, excluding prepayments	3,133,950	-	3,133,950
Marketable securities	-	758,067	758,067
Cash and cash equivalents	915,050	-	915,050
Leasing	159,677	-	159,677
Judicial deposits	1,296,828	-	1,296,828
Other assets to offset	44,230	-	44,230

	Measured at amortized cost	Fair value through profit or loss	Total
	13,208,244	12,400	13,220,644
Liabilities per balance sheet			
Borrowing and financing	2,562,429	-	2,562,429
Derivative financial instruments	-	12,400	12,400
Suppliers and other obligations, excluding legal obligations	3,781,912	-	3,781,912
Leasing	6,808,812	-	6,808,812
Dividends payable	55,091	-	55,091

December 31, 2018

	Measured at amortized cost	Fair value through profit or loss	Total
Assets per balance sheet	5,639,420	871,478	6,510,898
Derivative financial instruments	-	81,408	81,408
Trade accounts receivable and other accounts receivable, excluding prepayments	2,969,116	-	2,969,116
Marketable securities	-	790,070	790,070
Cash and cash equivalents	1,075,530	-	1,075,530
Leasing	208,049	-	208,049
Judicial deposits	1,345,113	-	1,345,113
Other assets to offset	41,612	-	41,612

	Measured at amortized cost	Fair value through	Total

(In thousands of Reais, except as otherwise stated)

		profit or loss	
Liabilities per balance sheet	8,296,570	11,618	8,308,188
	-	-	-
Borrowing and financings	1,663,017	-	1,663,017
Derivative financial instruments	-	11,618	11,618
Suppliers and other obligations, excluding legal obligations	4,323,374	-	4,323,374
Leasing	1,940,074	-	1,940,074
Dividends payable	370,105	-	370,105

The regular purchases and sales of financial assets are recognized as at the trade date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value. After initial recognition, changes in the fair value are booked in income for the year as finance income and expenses.

Financial risk hedge policy adopted by the Company – Synthesis

The Company's policy states that mechanisms must be adopted to hedge against financial risks arising from borrowing in foreign currency, so as to manage the exposure to the risks associated with exchange variations.

(In thousands of Reais, except as otherwise stated)

Derivative financial instruments hedging against exchange variations must be acquired simultaneously with the closing of the debt that gave rise to that exposure. The coverage level for this exchange exposure is 100% of the risk, both in terms of maturity date and amount.

As at March 31, 2019, no types of margins or collateral applied to the Company's or the subsidiary's transactions involving derivative financial instruments.

The criteria for choosing the financial institutions abide by parameters that take into account the rating provided by reliable risk analysis agencies, shareholders' equity and concentration levels of transactions and funding.

The transactions involving derivative financial instruments entered into by the subsidiaries and outstanding as at March 31, 2019 and December 31, 2018 are shown in the table below:

March 31, 2019

			COUNTERPARTY			% Coverage	AVERAGE SWAP RATE	
Currency	SWAP Type	DEBT	*SWAP*	Total Debt	Total Swap (Asset Side)		Asset Side	Liability Side
USD	LIBOR X DI	KfW	JP Morgan	44,034	44,034	100%	LIBOR 6M + 1.35% p.a.	102.50% of CDI
USD	LIBOR X DI	KFW/ Finnvera	JP Morgan and BOFA	395,758	395,758	100%	LIBOR 6M + 0.75% p.a.	85.50% of CDI
USD	PRE X DI	CISCO	Santander and JP Morgan	116,829	116,829	100%	2.18% p.a.	88.20% of CDI

December 31, 2018

			COUNTERPARTY			% Coverage	AVERAGE SWAP RATE	
Currency	Swap type	Debt	*SWAP*	Total Debt	Total Swap (Asset Side)		Asset Side	Liability Side
USD	LIBOR X DI	KfW	JP Morgan	43,420	43,420	100%	LIBOR 6M + 1.35% p.a.	102.50% of CDI
USD	LIBOR X DI	KFW/ Finnvera	JP Morgan and BOFA	378,595	393,387	100%	100% LIBOR 6M + 0.75% p.a.	80,29% of CDI
USD	PRE X DI	CISCO	Santander and JP Morgan	116,466	116,466	100%	2.18% p.a.	87.62% of CDI

(In thousands of Reais, except as otherwise stated)

In June 2018, the Company capitalized on the favorable window in the market to close in advance a forward swap transaction. The purpose was to guarantee an attractive cost of 92.59% of the CDI rate for the third tranche of the KfW/Finnvera foreign currency finance agreement. Disbursement took place on September 17, 2018, for a face amount of 40 million US Dollars.

In August 2018, the Company purchased US Dollar call options in the amount of US$100 million, with a strike price of R$4.00, in order to reduce the effects of foreign exchange variations on business contracts. The options were divided into nine maturity brackets worth US$11.1 million each (October 2018 to June 2019), and they were purchased for the initial amount of R$11.7 million, taking into account a reference spot price of R$3.7655 upon purchase. Due to the increase in US Dollar rates and a reduction in the risk exposure of business contracts, the Company settled the installments maturing in October 2018 and November 2018 in advance, for the price of R$5.6 million, considering a reference spot price of 4.157 at the time of the sale. In November 2018, considering the close maturity dates and the reduced risk exposure in commercial agreements, the Company settled in advance those maturing in December 2018 and in January and February 2018 in the amount of R$1.0 million, considering a reference spot price at the time of sale of 3,807. As at March 31, 2019, the book value of the remaining amount was accounted for as R$1.6 million – Assets (US Dollar reference spot price of R$3.8967).

Position showing the sensitivity analysis – effect of variations in the fair value of the swaps

In order to identify possible distortions arising from consolidated derivative financial instrument transactions currently outstanding, a sensitivity analysis was carried out taking into account three different scenarios (probable, possible and remote) and their respective impacts on the results, as follows:

Description	2019	Probable Scenario	Possible Scenario	Remote Scenario
Debt in USD (Cisco and KFW)	556,622	556,622	709,888	882,412
A) Δ Aggregate debt variation			153,266	325,791
Fair value of the asset side of the swap	556,622	556,622	709,888	882,412
Fair value of the liability side of the swap	491,123	491,123	481,668	481,287
Swap result	65,499	65,499	228,219	401,125
B) Δ Aggregate swap variation			162,720	335,626
C) Final result (B-A)			(9,454)	(9,835)

Given the characteristics of the derivative financial instruments of the subsidiaries, the Company's assumptions basically took into account the effects of: i) the variation in the CDI, ii) the variation of the LIBOR rate, and iii) the variation in the US Dollar rate used in the transactions, achieving, respectively, the percentages and quotations indicated below:

Risk variable	Probable scenario (current)	Possible scenario	Remote scenario
CDI	6.40%	8.00%	9.60%
LIBOR	2.88%	3.59%	4.31%
USD	3.8967	4.8709	5.8451

As the subsidiaries hold derivative financial instruments to hedge their respective financial debt, the variations in the scenarios are monitored from the respective subject of the hedge, thereby showing that the counterpart of the effects involving the exposure created by the swaps will be reflected in the debt. In the case of these transactions, the subsidiaries disclosed the fair value of the subject matter (debt) and the derivative financial instrument of the hedge in separate lines, as shown in the sensitivity analysis position above, so as to reveal the net exposure of its subsidiaries in each of the three scenarios mentioned.

(In thousands of Reais, except as otherwise stated)

Attention is drawn to the fact that the sole purpose of the transactions entered into by the subsidiaries involving derivative financial transactions is to protect their balance sheet positions. Therefore, any improvement or deterioration in their respective market values will represent an inverse movement in the corresponding installments of the financial debt contracted, which is the subject matter of the subsidiaries' derivative financial instruments.

Sensitivity analyses referring to the derivative financial instruments outstanding as at March 31, 2019 were conducted basically taking into account the assumptions surrounding the variations in market interest rates and the variation of the US Dollar used in the swap agreements. The use of those assumptions in the analyses was exclusively due to the characteristics of the derivative financial instruments, which represent exposure to interest rate and exchange variations only.

Position showing gains and losses with derivatives in the period

	03/2019
Net income from USD vs. CDI transactions	(308)

Capital management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns to shareholders and benefits to other stakeholders, in addition to maintaining an optimal capital structure to reduce the cost of capital. In order to maintain or adjust its capital structure the Company can review its policy on paying dividends, returning capital to the shareholders or issuing new shares or selling assets to reduce its level of indebtedness, for example.

Changes in financial liabilities

Changes in liabilities due to financing activities, such as borrowing and financing, financial leasing and financial instruments are presented below:

	Borrowing and financing	Financial leasing	Derivative financial instruments (assets) liabilities
December 31, 2018	1,663,018	1,940,074	(69,790)
Adoption of IFRS 16/CPC 06 (R2)		5,262,405	-
Inflow	1,000,000	138,762	-
Financial charges	46,334	210,001	(1.993)
Foreign exchange rate variations, net	3,124	-	4.764
Payments	(150,046)	(352,043)	-
Remeasurement IAS 17 (i)	-	(390,387)	-
December 31, 2019	2,562,429	6,808,812	(67,019)

(i) As mentioned in Note 2.f, the Company decided to adopt the pronouncement IFRS 16/CPC 06(R2) – Lease, retroactively with the effect of the application as at January 1, 2019. Therefore, the lease previously classified as a financial lease, using CPC 06 (IAS 17), the book value of the right-of-use asset and of the lease liability on the date of initial application of the standard, comprised the book value of the lease asset and of the lease liability immediately prior to the application of this new standard, in accordance with CPC 06 (IAS 17). However, for such leases, as determined by the new standard, the Company is required to become to measure the right-of-use asset and the lease liability as from the initial application based on the new standard. Thus, the lease

(In thousands of Reais, except as otherwise stated)

previously measured in accordance with IAS 17/CPC 06 was remeasured as at March 31, 2019, specifically with respect to the exclusion of variable lease payments that depend on an index or a rate, given that the projected inflation took into account for the period of the agreements previously measured in accordance with IAS 17/CPC 06.

37. Insurance

The Company and its subsidiary have a policy for monitoring the risks inherent in their operations. Accordingly, as at March 31, 2019, the Company and its subsidiary had insurance coverage against operating risks, third-party liability and health, among others. The Management of the Company and of its subsidiary consider that the insurance coverage is sufficient to cover eventual losses. The table below shows the main assets, liabilities or interests insured and their respective amounts:

Types	Amounts insured
Operating risks	R$ 37,828,857
General third-party liability - RCG	R$ 80,000
Vehicles (executive and operational fleets)	R$1,000 for civil liability optional (property damages and personal injury) and R$100 for moral damages

FISCAL COUNCIL'S OPINION

The Members of the Fiscal Council of TIM Participações S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, conducted a review and analysis of quarterly financial statements, along with the limited review report of PricewaterhouseCoopers ("PwC"), for the period that ended on March 31st, 2019 and taking into account the information provided by the Company's management and the Independent Auditors, consider the information appropriate for presentation to the Board of Directors of the Company, in accordance to the Brazilian Corporate Law.

Rio de Janeiro, May 6th, 2019.

WALMIR KESSELI
Chairman of the Fiscal Council

JARBAS TADEU BARSANTI RIBEIRO
Member of the Fiscal Council

ELIAS DE MATOS BRITO
Member of the Fiscal Council

STATUTORY OFFICERS' STATEMENT

Pietro Labriola (Chief Executive Officer), **Adrian Calaza** (Chief Financial Officer and Investor Relations Officer), **Bruno Mutzenbecher Gentil** (Business Support Officer*)*, **Mario Girasole** (Regulatory and Institutional Affairs Officer), **Leonardo de Carvalho Capdeville** (Chief Technology Officer), and **Jaques Horn** (Legal Officer), as Statutory Officers of TIM Participações S.A., declare, in accordance with article 25, paragraph 1, item VI of CVM Instruction Nr. 480 of December 7th, 2009, that they have: reviewed, discussed and agreed with the Company's Financial Statements for the period ended on March 31st, 2019

Rio de Janeiro, May 7th, 2019.

PIETRO LABRIOLA Chief Executive Officer	**ADRIAN CALAZA** Chief Financial Officer and Investor Relations Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	**LEONARDO DE CARVALHO CAPDEVILLE** Chief Technology Officer
BRUNO MUTZENBECHER GENTIL Business Support Officer	**JAQUES HORN** Legal Officer

STATUTORY OFFICERS' STATEMENT

Pietro Labriola (Chief Executive Officer), **Adrian Calaza** (Chief Financial Officer and Investor Relations Officer), **Bruno Mutzenbecher Gentil** *(Business Support Officer)*, **Mario Girasole** (Regulatory and Institutional Affairs Officer), **Leonardo de Carvalho Capdeville** (Chief Technology Officer) and **Jaques Horn** (Legal Officer), as Statutory Officers of TIM Participações S.A., declare, in accordance with article 25, paragraph 1, item V of CVM Instruction Nr. 480 of December 7th, 2009, that they have: reviewed, discussed and agreed with the opinion expressed on the Company's Independent Auditors' Report regarding the Company's Financial Statements for the period ended on March 31st, 2019.

Rio de Janeiro, May 7th, 2019.

PIETRO LABRIOLA Chief Executive Officer	**ADRIAN CALAZA** Chief Financial Officer and Investor Relations Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	**LEONARDO DE CARVALHO CAPDEVILLE** Chief Technology Officer
BRUNO MUTZENBECHER GENTIL Business Support Officer	**JAQUES HORN** Legal Officer